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03050830

82- SUBMISSIONS FACING SHEET

Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Davide Campari-Milano S.P.A.

*CURRENT ADDRESS

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5203 FISCAL YEAR 12-31-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐		AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐		SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐			

OICF/BY: dlw

DATE : 5/28/03



Consolidated Financial Statements

as of 31 December 2002



Contents



Corporate Officers

Board of Directors [1]

Luca Garavoglia	Chairman
Jörn Böttger	Managing Director and Chief Operating Officer Italy
Carlo P. Campanini Bonomi	Director [2]
Matteo D'Asta	Director [3]
Cesare Ferrero	Director and Member of the Audit Committee
Franzo Grande Stevens	Director and Member of the Appointments and Remuneration Committee
Paolo Marchesini	Director and Chief Financial Officer
Marco P. Perelli-Cippo	Managing Director and Chief Executive Officer
Giovanni Rubboli	Director, Member of the Audit Committee and Member of the Appointments and Remuneration Committee
Renato Ruggiero	Director and Member of the Appointments and Remuneration Committee [2,4]
Stefano Saccardi	Managing Director and Officer Legal Affairs and Business Development
Vincenzo Visone	Director and Chief Operating Officer International
Marco Vitale	Director and Member of the Audit Committee
Machiel Anton Zondervan	Director

By its resolution of May 2nd, 2001, the Shareholders' Meeting confirmed Chairman Luca Garavoglia in office for three years and until approval of the 2003 financial statements, vesting him with all powers under the law and the Company's By-laws.
By its resolution of May 7th, 2001, the Board of Directors vested the Managing Directors Marco P. Perelli-Cippo, Jörn Böttger and Stefano Saccardi with the following powers, for three years and until approval of the 2003 financial statements:
- individual signature: powers of ordinary representation and management, within value or time limits set out for each category of deeds;
- with dual combined signature: powers of representation and management for given categories of deeds, within value or time limits deemed to exceed ordinary activities.

Board of Statutory Auditors [5]

Umberto Tracanella	Chairman
Marco di Paco	Member
Antonio Ortolani	Member
Angeloguido Mainardi	Alternate Member
Giuseppe Pajardi	Alternate Member
Mario Tracanella	Alternate Member

Independent Auditors [6]

Reconta Ernst & Young S.p.A.

(1) *In office until approval of the financial statements for fiscal year 2003, as per resolution of the Shareholders' Meeting of May 2nd, 2001.*
(2) *In office following the resignation of Directors Geert Gaarnat and Nicolaas J.M. Kramer by co-optation effective March 4th, 2002, subsequently ratified by the Shareholders' Meeting of April 30th, 2002.*
(3) *Appointed by the Shareholders' Meeting of April 30th, 2002, following the passing of Vincenzo Caianiello, Director and Member of the Appointments and Remuneration Committee.*
(4) *Appointed Member of the Appointments and Remuneration Committee by the Board of Directors on May 13th, 2002.*
(5) *In office until approval of the financial statements for fiscal year 2003, as per resolution of May 2nd, 2001.*
(6) *Appointed for the audit of the financial statements 2001 - 2002 - 2003 by the Shareholders' Meeting of March 1st, 2001.*

Davide Campari – Milano S.p.A.

Consolidated Financial Statements as of December 31st, 2002



Directors' report


CAMPARI
REDPASSION



Introduction

If 2001 was a turning point in the history of the Campari Group, because of the strategic relevance both of the acquisitions it carried out and of the success achieved by its initial listing on the stock exchange, 2002 was an extremely positive year because all priority objectives were reached, both in terms of financial results and completion of activities; among these objectives, the following are particularly worthy of mention:

- full consolidation in the Group's structure of Skyy Spirits, LLC, whose sales in 2002 accounted for more than one fifth of consolidated sales, and which allowed the Group to gain considerable benefits in terms of dimensional growth and geographic and product diversification;
- integration of Zedda Piras S.p.A. and Sella & Mosca S.p.A., achieved by devoting particular attention to maximising commercial synergies in compliance with the peculiarities of the distribution structure of the wine market;
- construction of the new plant in Novi Ligure, which, in full compliance with a very ambitious work schedule, at the end of December was completely built and where operations are to start during the second half of 2003;
- the highly successful conclusion of the placement of senior guaranteed notes on the American market for an amount of US$ 170 million and 5 to 10 years average duration, which cleared the path to one of the world's largest and most interesting debt capital markets;
- the launch of SKYY Blue and Campari Mixx in the dynamic segment of ready-to-drinks (RTD), which exhibits highly attractive growth rates in many markets.

As to financial results, the performance of the Campari Group in 2002 can be summarised as follows:

	in € million		
	2002	**2001**	**% Variation**
Sales net of discounts and excise duties	660.6	494.3	33.7%
EBITDA	160.0	114.5	39.7%
EBITA	142.4	100.1	42.3%
EBIT	114.7	88.6	29.4%
Group's net income	86.7	63.4	36.7%

Significant events

Acquisition of Skyy Spirits, LLC

On January 15th, 2002 Redfire, Inc., a company wholly controlled by Davide Campari-Milano S.p.A., completed the acquisition of an additional 50% interest in Skyy Spirits, LLC, a company with its principal place of business in San Francisco, California, already recorded among minority interests, thereby becoming its controlling shareholder with a total interest of 58.9%.
The agreement also provides for purchase options by Redfire, Inc. and sale options by the holders of residual interests, in future fiscal years, at prices related to the results achieved during upcoming fiscal years.
The acquired company distributes in the United States, in addition to its main own brands (SKYY Vodka and SKYY Citrus), also some relevant third-party brands (among them, in particular, 1800 Tequila, Cutty Sark Scotch Whisky as well as Campari Group brands, such as Campari, Cinzano and Ouzo 12).
The company directly develops commercial and marketing activities for its own brands on the US market, while production activities are outsourced, but the company maintains close quality control on the activity of third-party contractors.
In March 2002, in collaboration with Miller Brewing Co., second largest US brewery, the company launched SKYY Blue, an RTD; sizable marketing investments supported the launch.
The transaction's consideration, valued at US$ 207.5 million (about € 235.4 million at the closing exchange rate), was paid in cash and funded partly with the Group's liquidity and partly through bank loans.
The full consolidation of the company starting on January 1st, 2002 will generate a goodwill to be amortized at constant rates over 20 years, a period considered appropriate in relation to the importance of the trademarks and rights contributed by the company.

Acquisition of the Zedda Piras Group

On February 6th, 2002, the subsidiary Campari-Crodo S.p.A. completed the acquisition of 100% of Zedda Piras S.p.A., a company with its principal place of business in Alghero, which as of that date owned 67.62% of Sella & Mosca S.p.A.
The latter company in turn owns about 93.66% of Qingdao Sella & Mosca Winery Co. Ltd., a commercial joint-venture in China with local partners, and 100% of Société civile du Domaine de la Margue, a French *chateau* with about 80 hectares of vineyards.
The total value of the transaction was € 68.2 million, with the addition of an estimated net financial debt of € 21.8 million.
The acquisition, whose consideration was paid in cash, was funded through bank loans.
On June 26th, 2002, Zedda Piras S.p.A. completed the acquisition of an additional 10% interest in Sella & Mosca S.p.A., for € 3.8 million.
The acquired companies, inserted in the consolidation perimeter starting January 1st, 2002, will generate a goodwill to be amortized at constant rates over 20 years, a period considered appropriate in relation to the importance of the trademarks and rights contributed by the company.

New plant in Novi Ligure

Early in 2002, Campari-Crodo S.p.A. started work for the construction of the new plant in Novi Ligure, whose total surface area will be about 200,000 square meters and for which a total investment of about € 50 million is planned. At the end of 2002, construction works are substantially completed and, in line with initial plans, investments amounting to about € 34 million were made.

Novi Ligure, in addition to having a highly favourable geographic position in terms of logistics, is located in the Asti production area according to pertinent regulations.
The new plant, which is a part of a broader plan to restructure the Group's industrial organisation, will initially be destined to produce sparkling wines and Cinzano vermouths, currently wholly outsourced to third parties.
Subsequently, within the 2003 – 2006 time frame, to rationalise current production and bottling processes, the production activities presently carried out at the Sesto San Giovanni and Termoli plants will be progressively moved to Novi Ligure.
The operational start-up of the new production plant is planned for June 2003 with the storage of wines for vermouth, whilst the bottling activity is to start in January 2004.

Private placement

On July 15th, 2002 the Campari Group announced the placement on the American market of senior guaranteed notes for US$ 170 million, issued by Redfire, Inc., with the aim of refinancing the debt assumed to acquire control of Skyy Spirits, LLC.
The transaction, comprising three *tranches* of US$20, 50, and 100 million, and with maturity respectively of 7 years (average life 5 years), 10 years (average life 7.5 years) and 10 years "bullet", has a fixed coupon for the three *tranches* of, respectively, 5.67%, 6.17% and 6.49%.
Subsequently, a swap transaction was carried out, transforming for the first two *tranches* the fixed rates into USD LIBOR 6-month variable rates with an added spread, respectively, of about 86 and 87 basis points; for the *tranche* of US$ 100 million with maturity 10 years bullet, the cost of the loan was lowered from 6.49% to 5.325% through transactions on the rates market.

Campari Mixx

During the summer, the Group launched Campari Mixx, a new Campari brand product positioned in the RTD segment.
Campari Mixx is a Campari-based drink, with low alcohol content (6.5%) and fruity flavour, produced in 275 ml bottles, packaged for high aesthetic impact and high recognition of the Campari brand.
The RTD category, which in some markets, such as USA and UK, has already reached a considerable size, exhibits extremely attractive growth rates in many countries.
In 2002 Campari Mixx was launched on the Italian and Swiss markets, with the support of sizeable advertising and promotional investments.
For 2003, distribution expansion is planned through the launch in new markets.
For this purpose, in March 2003 Campari International S.A.M. executed two agreements for the marketing of Campari Mixx in Germany and in Austria, discussed in the 'Events after the end of the fiscal year' paragraph.

Distribution of '1800' Tequila in the United States

In August 2002, the Campari Group announced an important agreement that will allow it to enhance its presence on the American market.
Through Skyy Spirits, LLC, the Group obtained 5-year exclusive rights to market and distribute the Tequila brands "Reserva 1800" and "Gran Centenario" in the United States; both brands are owned by the world's foremost Tequila producer.

Launch of a new Joint Venture, Fior Brands Ltd.

On May 13th, 2002, the Group launched a new joint venture with Morrison Bowmore Distillers Ltd., a company of the Japanese group Suntory, for the promotion and distribution in the United Kingdom of brands included in both companies' portfolios, such as Campari, Cinzano and SKYY Vodka by the Campari Group and Bowmore and Midori by Morrison Bowmore.

Sale of Immobiliare Vassilli 1981 S.r.l.

On March 20th, 2002, the Group's interest in Immobiliare Vassilli 1981 S.r.l., owned by Lacedaemon Holding B.V. and not considered strategic within the Group, was sold.

Increase in the interest in Longhi & Associati S.r.l.

On March 20th, 2002, Lacedaemon Holding B.V. increased its interest in Longhi & Associati S.r.l., which rose from 30% to 40%.

Capital reduction by Campari Holding S.A. and subsequent merger in Campari Schweiz A.G.

On June 27th, 2002 Campari Holding S.A., a Swiss financial company wholly owned by the Parent Company, merged with its subsidiary Campari Schweiz A.G.
The operation was carried out by cancelling 13,000 of the 15,000 outstanding shares for a nominal value of CHF 1,000 and the corresponding reimbursement to the shareholder Davide Campari-Milano S.p.A.
The reimbursement of the excess capital resulted in a profit of € 5.4 million to the Parent Company and the Group, resulting from the difference between the current exchange rate as of the day of the transaction and the historical exchange rate at which the interest, valued at cost, was recorded.

Group performance

Sales performance

All sales values provided in this paragraph, whether defined as net sales or simply as sales, are always expressed net of excise duties and discounts.

General sales trend and impact of external growth
During the year closed on December 31st, 2002, consolidated Group sales reached € 660.6 million, up 33.7% over the previous year, when they had been € 494.3 million.
As the table below shows, the impact of recent acquisitions, whose consolidation started January 1st, 2002, was decisive, accounting for 32.4% of total growth; the organic growth of existing brands was 5.1%, whilst exchange rate trends were particularly unfavourable, leading to a 3.8% drop in sales.
The negative exchange rate effect was brought about almost exclusively by the Brazilian Real, whose average depreciation against the € in 2002 amounted to 32.4% relative to 2001.
Organic growth in the Group's sales, measured net of the negative exchange rate effect, consequently was 1.3%.

Analysis of sales variation	€ million	% over 2001
• sales 2002	660.6	
• sales 2001	494.3	
Total variation	**166.3**	**33.7%**
whereof:		
• Skyy Spirits, LLC acquisition	128.4	26.0%
• Zedda Piras S.p.A. and Sella & Mosca S.p.A. acquisition	31.4	6.3%
• Brazilian acquisition (non consolidated in January 2001)	0.4	0.1%
• acquisition growth subtotal	**160.2**	**32.4%**
• organic growth before discounting exchange rate effect	25.1	5.1%
• effect of exchange rate variations	-19.0	-3.8%
Net organic growth	**166.3**	**33.7%**

In regard to external growth, the following table shows, for each acquisition, the sales of the main product lines and the percent growth generated by effect of their first consolidation.

Breakdown of sales deriving from 2002 acquisitions	€ million	% over 2001
SKYY Vodka + SKYY Citrus	88.1	17.8%
Other third party spirit brands	40.3	8.2%
Subtotal Skyy Spirits, LLC acquisition	**128.4**	**26.0%**
Mirto di Sardegna and other typical Zedda Piras liqueurs	10.6	2.2%
Sella & Mosca wines	20.5	4.1%
Other sales	0.3	0.1%
Subtotal Zedda Piras S.p.A. and Sella & Mosca S.p.A. acquisition	**31.4**	**6.3%**
Dreher	0.2	0.0%
Admix whiskies	0.1	0.0%
Other sales from Brazilian acquisition	0.1	0.0%
Brazilian acquisition subtotal (January 2002 only)	**0.4**	**0.1%**
Total growth through acquisition	**160.2**	**32.4%**

The consolidation of Skyy Spirits, LLC led to € 128.4 million additional sales, i.e. a 26.0% growth; in particular, sales of vodka (SKYY Vodka and SKYY Citrus) amounted to € 88.1 million, whilst sales of other brands imported and marketed on the US market were € 40.3 million.

These third party brand sales are mainly due to Cutty Sark Scotch Whisky, for € 25.5 million, and to 1800 Tequila, distributed only from October onwards, for € 9.7 million.

It should be recalled that, before achieving control over Skyy Spirits, LLC, obtained in January 2002, the Group had held a minority stake in the company since 1998 and, as such, its sales are excluded from the consolidation perimeter.

However, by virtue of the commercial agreements reached simultaneously with the acquisition of the minority interest, the Group was already the exclusive distributor of SKYY Vodka on worldwide markets, except for the domestic market (United States), and Skyy Spirits, LLC already distributed Campari and other Group products in the US market.

Therefore, sales deriving from other commercial agreements (SKYY Vodka outside the United States and Campari Group products in the United States) had already been consolidated and, as such, are included in the organic part of the business.

It should also be recalled that sales of the SKYY Blue RTD are outside the Group's consolidation perimeter, since the production and marketing of the brand were entrusted to SABMiller; Skyy Spirits, LLC, the brand owner, collects and records the accrued royalties, net of contributions to financing the expenses related to the marketing investments made by SABMiller.

The current agreement calls for Skyy Spirits, LLC to collect, in 2002 and 2003, royalties for a minimum amount of US$ 5 million per year, net of marketing contributions.

SKYY Vodka sales performance on the US market was positive and, in particular, depletions (i.e. wholesalers' sales to the trade) once again exhibited double-digit growth.

In 2002, the consolidation of sales deriving from the Zedda Piras S.p.A. and Sella & Mosca S.p.A. acquisition had an impact of € 31.4 million and generated growth amounting to 6.3% over 2001 sales.

Sales of Sella & Mosca wines were € 20.5 million, whereof 84% on the Italian market and 16% on foreign markets. From May onwards, sales of Sella & Mosca wines in international markets have been conducted by Campari International S.A.M.

Sales of Mirto di Sardegna and other Zedda Piras liqueurs, almost entirely achieved on the Italian market, were € 10.6 million.

From May onwards, the marketing of Zedda Piras products, with the exclusion of Sardinia, was taken over by the sales network of Campari Italia S.p.A.

In relation to this acquisition, 2002 sales for both products exhibited a growing trend, in line with expectations: higher for Mirto di Sardegna and lower for Sella & Mosca wines.

Lastly, acquisition growth includes € 0.4 million in sales, for January 2002 only, of the brands that were included in the Group's product portfolio as a result of last year's Brazilian acquisition and consolidated only since February 2001.

Sales by geographical area

The table below shows sales distribution and trend by geographical area.

	2002		2001		% Variation
	€ million	%	€ million	%	2002/2001
Italy	311.0	47.1%	263.5	53.3%	18.0%
Europe	127.3	19.3%	131.2	26.5%	-2.9%
Americas	200.2	30.3%	76.7	15.5%	161.0%
Rest of the world	22.1	3.3%	22.9	4.6%	-3.5%
Total	**660.6**	**100.0%**	**494.3**	**100.0%**	**33.7%**

In Italy, 2002 sales were € 311.0 million and exhibited a total growth rate of 18% over the previous year.
It should be stressed that this development was brought about, on one hand, by the impact of the acquisition of Zedda Piras S.p.A. and Sella & Mosca S.p.A., for 11.1%, and on the other hand by strong organic growth, for 6.9%.
In particular, sales 2002 sales on the domestic market benefited:

- from the launch of the Campari Mixx RTD in September;
- from the particularly positive performance of Campari;
- from the expanded distribution of Cinzano products, both sparkling wines and vermouth.

Although the combined effect of external and organic growth generated an appreciable size increase in absolute terms, Italy's share of the Group's total sales dropped with respect to last year, from 53.3% to 47.1%, due to the more than proportional growth of the Americas area following the Skyy Spirits, LLC acquisition.
Sales in the Europe area amounted to € 127.3 million, down 2.9% from last year; this reduction is slightly more significant (-4.1%) if analysed with a constant perimeter, i.e. before the slight positive impact deriving from the acquisition of Sella & Mosca wines, which amounted to 1.2%.
The overall performance of the Europe area was strongly affected by the German market, which accounts for nearly half of European sales.
2002 was undoubtedly a difficult year for the German subsidiary and consequently for Campari Deutschland GmbH, which had to operate in a critical macroeconomic environment, characterised by:

- 0.2% GDP growth;
- a 0.6% drop in household consumption;
- a compression of the average retail prices, brought about by the growing power of discounters, to the detriment of the other forms of large scale distribution, with inevitable profit erosion for all "brands".

This context was particularly challenging for the Campari brand, which in Germany is experiencing a difficult phase of its life cycle and for which a repositioning marketing plan was implemented.
As to the other major markets in Europe, sales performance for the period was positive in Belgium, the Netherlands, Austria, Denmark and especially in Russia, where an important new distribution agreement was executed; the agreement has already had significant impact in 2002 and opens attractive opportunities for the future.
Among the markets experiencing lower sales, the two main ones, albeit for different reasons, were Spain and the United Kingdom.
In Spain, sales of all players in the spirits business in 2002 were negatively impacted by the increase in excise duties, effective January 1st, 2002, which in 2001 led the trade to bring orders forward; in the United Kingdom, instead, where the commercial joint venture launched with partner Morrison Bowmore Distillers Ltd., a subsidiary of the Japanese Group Suntory, has been active since last June, the negative performance for the year is mainly due to the heavy sell-in policy carried out by the previous distributor in 2001.

The Americas area, by effect of the acquisition of Skyy Spirits, LLC, substantially doubled its share of the Group's total sales, growing from 15.5% in 2001 to 30.3% in 2002.
Sales in this area were € 200.2 million, with total growth of 161.0%.
The table that follows show the breakdown of sales in the Americas area.

Americas area sales	2002 € million	2002 %	2001 € million	2001 %	% Variation 2002/2001
USA	138.1	69.0%	5.2	6.8%	-
Brazil	55.2	27.6%	65.0	84.8%	-15.0%
Other countries	6.9	3.4%	6.5	8.4%	6.0%
Total	**200.2**	**100.0%**	**76.7**	**100.0%**	**161.0%**

Sales in the United States, in addition to the external growth of € 128.4 million generated by the consolidation of Skyy Spirits, LLC and amply discussed above, also benefited, though obviously to a lesser extent, from the positive performance of the organic part of the business, i.e. the Group's brands (Campari and Cinzano), whose sales had already been consolidated.
Consolidated sales in Brazil amounted to € 55.2 million, down 15.0% from last year due to the heavy impact of the severe devaluation of the Brazilian Real; Campari do Brasil Ltda., thanks in part to a considerable increase in advertising and promotional investments, closed 2002 with quite positive sales performance from all portfolio brands, i.e. 7.4% in volume terms and 14.3% in local currency terms.
Sales in the other countries of the Americas area, though marginal in absolute value terms, grew by 6.0% thanks to the positive performance of Canada and Caribbean markets, in spite of the negative impact of the devaluation in the reference currencies.
Lastly, in the rest of the world complementary area, 2002 sales amounted to € 22.1 million, down 3.5% from last year, mainly due to slower sales in Australia and to an unfavourable exchange rate in Japan, though total sale volumes in this market are in line with last year's levels.

Sales by business area

The two tables that follow respectively show:
- net sales breakdown and trend by business area;
- the breakdown of total variation for each business area, in the three components of acquisition-driven growth, gross organic variation and variation deriving from the exchange rate effect (the latter two are then merged, thereby obtaining organic variation net of exchange rate effects).

Sales by segment	2002 € million	%	2001 € million	%	% Variation 2002/2001
Spirits	426.6	64.6%	283.8	57.4%	50.3%
Wines	96.6	14.6%	73.6	14.9%	31.3%
Soft drinks	127.3	19.3%	127.4	25.8%	-0.1%
Other sales	10.1	1.5%	9.5	1.9%	6.8%
Total	660.6	100.0%	494.3	100.0%	33.7%

% Sales variation 2002 / 2001 by segment	total	Whereof acquisition-driven growth	Whereof gross organic variation	Whereof exchange rate variation	Organic variation net of exchange rate effects
Spirits	50.3%	49.1%	7.3%	-6.0%	1.3%
Wines	31.3%	27.9%	5.1%	-1.7%	3.4%
Soft drinks	-0.1%	0.0%	-0.1%	0.0%	-0.1%
Other sales	6.8%	4.1%	10.3%	-7.6%	2.7%
Total	33.7%	32.4%	5.1%	-3.8%	1.3%

The Group's acquisition strategy, focused on spirits & wines, led to 7% growth in the total percentage of sales from these segments relative to total sales: in fact, in 2002 these business segments accounted for 80% of total sales.

Spirits

Sales of the spirits segment in 2002 were € 426.6 million, with total growth of 50.3% over the corresponding period of last year.
Recent acquisitions' contribution, shown in detail in the table that follows, was decisive for this segment's trend and amounts to 49.1%.

Breakdown of acquisition-driven growth in the spirits segment	€ million 2002	% of spirits sales of 2001
SKYY Vodka + SKYY Citrus	88.1	31.0%
Third party brands marketed by Skyy Spirits, LLC	40.3	14.2%
Mirto di Sardegna and other typical Zedda Piras liqueurs	10.6	3.7%
Dreher + Admix Whiskies (January 2002 only)	0.3	0.1%
Total acquisition-driven growth, spirits	139.3	49.1%

The gross organic growth of the Group's spirits segment was 7.3% in 2002.
However, net of the severely negative exchange rate effect, amounting to 6.0% and due mainly to the devaluation of the Brazilian Real, growth is 1.3%.
The following is a brief comment on sales performance for each brand.
Campari's sales were down 1.5%, brought about by unfavourable exchange rate changes; once the negative exchange rate effect is filtered out, overall performance is positive, with a growth rate of 2.6%.
The exchange rate devaluation pertaining to sales in Brazil and, albeit to a lesser extent, in the United States and in Japan, generated a negative effect amounting to 4.1%.

In Italy, Brazil and Germany, three markets which, out of a total of 185 markets, account for more than 50% of total sales, the performance of the Campari brand differed, as discussed below.
For the Italian market, 2002 was a particularly positive year: the brand's sales exhibited double-digit growth and market surveys point to the brand's excellent health, further demonstrating that the strong and constant support provided by marketing and sales investments is yielding results in line with the most ambitions growth projections.
In Brazil, Campari's performance was positive, with sales growth up 2.7% in volume terms: this result can be considered highly satisfactory in light of the high correlation between this brand's consumption and the country's macroeconomic situation, which in this case is far from stellar.
In Germany, on the contrary, Campari's sales confirmed the negative trend, which, as previously analysed in the comment to sales by geographical area, in 2002 was exacerbated by the economic situation, particularly critical for the consumption of all branded goods marketed in Germany.
CampariSoda sales grew by 3.3%. This brand, substantially present only on the Italian market, continues to show excellent solidity and in 2002 it further increased its market share.
Campari Mixx, *the new product launched by the Group during the second half of the year in the Italian and Swiss* markets, contributed for 2.4% to the total growth in spirits sales.
SKYY Vodka sales grew by 52.0% in export markets, which account for 5% of the brand's total sales, and are recorded as an organic part of the Group's business, since they had already been consolidated in 2002.
Growth was achieved both thanks to the positive performance of the markets where the brand had already been introduced, mainly Japan but also Italy and Switzerland, and thanks to distribution expansion in new countries.
In terms of the domestic US market, which accounts for 95% of SKYY Vodka's total sales, 2002 sales were € 88.1 million and had a decisive impact on the Group's external growth.
SKYY Vodka sales in the United States confirmed their extremely positive trend.
Cynar sales were down 4.3%, mainly because of the negative performance in the Italian market.
Dreher, the Brazilian *aguardente*, exhibited very positive sales performance in volume terms and, expressed in local currency, in value terms as well, with double-digit growth rate; this brand's consumption also benefited from the launch of a new advertising campaign, which achieved the expected results.
However, Dreher sales, converted to the consolidation currency, were down 12.5% due to the severe devaluation the Real underwent during the fiscal year.
Like Dreher, admix whiskies (**Drury's, Old Eight and Gold Cup**) had very positive performance during the year, with double-digit growth in local currency terms; however, the devaluation of the Real caused a 12.3% drop in sales expressed in €.
Consumption of these products which, as will be recalled, are whiskies bottled in Brazil with imported malt, benefit, when the local currency undergoes severe devaluation, from the hardships encountered by imported whiskies, whose price positioning becomes prohibitive for local consumers.
Ouzo 12 sales grew 4.5%: the positive performance of the Greek market and the expanded distribution on the US market offset the drop experienced in Germany.
Biancosarti sales grew 3.6%: sales, entirely achieved in the Italian market, benefited from an effective promotional support concentrated in the regions where the brand's consumption is greater.
The sales of **Mirto di Sardegna and of the other typical Zedda Piras liqueurs,** consolidated for the first time in 2002, amounted to a total of € 10.6 million, and generated 2.2% growth on the Group's total sales and 3.7% on spirits sales.
In terms of brand performance, sales exhibited the expected positive trend, with faster growth in continental Italy and lower growth in Sardinia, where the brand is already the undisputed market leader.
As to the performance of third party brand spirits, **Jägermeister** sales grew by 4.3%, thanks to the decisive contribution of the Italian market where the brand, always supported by sizeable advertising support, continues to exhibit excellent health.
On the other hand, sales of **Grant's** Scotch whisky were down: in spite of the good result achieved in the Italian market, this product was strongly penalised by the sharp drop in sales recorded in Brazil.

Sales of **Grand Marnier** in Germany were affected by this market's generalised drop in branded goods consumption. It is also essential to recall that, as a result of the first consolidation of Skyy Spirits, LLC, the business spirits portion relating to third party brands grew considerably, with sales of products imported and marketed on the US marketed amounting to € 40.3 million.
These sales are achieved both with brands included in the portfolio of Skyy Spirits, LLC as of the acquisition date (mainly **Cutty Sark** Scotch Whisky), and with brands covered by the distribution agreement stipulated in 2002 (1800 Tequila).

Wines

In 2002, the wines segment posted sales for € 96.6 million, up 31.3% over 2001.
This growth is mainly due to the acquisition of Sella & Mosca wines, which contributed 27.9%; the organic part of the business achieved 5.1% sales growth before the devaluation effect, i.e. 3.4% net of the negative impact of exchange rates, which amounted to 1.7%.
In detail, while **Cinzano vermouth** sales still exhibited a negative annual trend (-3.5%), they also had a positive trend reversal during the second half of the year and, measured before the devaluation's negative impact on sales in Japan and in the US$ area, their drop was limited to 0.8%.
Although not all the critical issues that emerged during the first part of the year were fully resolved, the following should be stressed:

- the introduction of the new packaging on the market was completed, allowing to intensify, during the final months of the year, the advertising and promotional investment which had previously been slowed;
- important new distribution agreements have been stipulated in markets with highly significant growth potential, such as Russia, which had a positive impact already on 2002 sales;
- in regard to consolidated markets, considered strategic for revamping the brand, and where it was essential to change the distribution organisation, such as the United Kingdom and Spain, joint ventures were launched for more effective development of the activities the brand currently needs;
- in Italy and in the United States, where the Group works with its own sales organisations, promotional efforts were intensified to expand distribution, with quite satisfactory results.

Sales of **Cinzano sparkling wines** grew 15.5%, and since they are highly concentrated in Italy and Germany they were less affected by the unfavourable exchange rate trend (-0.7%).
Sales performance was particularly positive on the Italian market, in part because, having achieved the penetration levels that had been set, it was decided to resume the advertising communication that had been discontinued quite a few years ago.
In Germany, sales shrank due to the lessened demand for sparkling wines and in particular for Asti.
On the other hand, a considerable contribution to the sales of Cinzano sparkling wines came from the start of its marketing in Brazil by the local subsidiary.
Sales of the **Liebfraumilch** wine in Brazil were slightly lower, as were - looking at distributed third party brands - the sales of **Riccadonna**, sold prevalently in Australia and New Zealand, and of the Henkell Trocken sparkling wine, marketed in Switzerland.
As to **Sella & Mosca**, sales were quite satisfactory in the domestic market, where the expected growth rate was attained, whilst in export markets the restructuring of the distribution organisation led to slight delays with respect to the growth plan.

Soft drinks

In 2002, the Group's soft drinks sales were € 127.3 million, substantially stable (-0.1%) relative to last year.
The share of this segment's sales over the Group's total sales dropped considerably, from 25.8% last year to the current 19.3%, as a consequence of the Group's acquisition strategy, focused on spirits and wines.

The performance of the main brands in the soft drinks segment, which is mostly limited to the Italian market, was mixed.
Crodino sales grew 4.3% and its market share improved.
The increased market share in both channels, i.e. bars and food stores, confirms the brand's excellent health and the effectiveness of the sizeable advertising and promotional investments made.
Lemonsoda, Oransoda and Pelmosoda sales were lower by 8.1%, mainly due to the negative performance of the market, which was severely affected by adverse weather during the summer; in particular, sales in the two market segments of lemonades and orangeades shrank respectively by 14.3% and 5.5%.
Sales of the other **Crodo brand soft drinks** were globally lower by 8.9%, though the performance of mineral waters was less negative than that of drinks and alcohol-free aperitifs.
Among third party brands, of note is the 4.1% growth in the sales of **Lipton Ice Tea**, which benefited from the advertising and promotional investments made to support the launch of the Fusion brand extension; this product is positioned on a higher average price with respect to the range.

Other sales

In 2002 this complementary segment, which includes all net sales of any item not classifiable as a finished product, generated sales for € 10.1 million, up 6.8% over last year.

Reclassified income statement

The table below summarises the consolidated income statement, reclassified according to internationally accepted accounting principles, for fiscal years 2002 and 2001. Values are expressed in millions of €; each line shows the percentage of net sales, as well as the percent variation between the corresponding values in the two periods.

Reclassified income statement	€ million				
	2002		2001		%
	Value	%	Value	%	Variation
Net sales	660.6	100.0%	494.3	100.0%	33.7%
Cost of materials	(230.4)	-34.9%	(170.0)	-34.4%	35.5%
Production costs	(45.9)	-7.0%	(41.5)	-8.4%	10.7%
Total cost of goods sold	(276.3)	-41.8%	(211.5)	-42.8%	30.6%
Gross margin	**384.3**	**58.2%**	**282.8**	**57.2%**	**35.9%**
Advertising and promotions	(130.8)	-19.8%	(91.3)	-18.5%	43.3%
Distribution and sale expenses	(72.7)	-11.0%	(55.0)	-11.1%	32.2%
Trading profit	**180.8**	**27.4%**	**136.5**	**27.6%**	**32.5%**
General and administrative expenses	(43.3)	-6.6%	(31.6)	-6.4%	37.4%
Other operating income	5.8	0.9%	0.7	0.1%	699.3%
Goodwill and trademark amortisation	(27.8)	-4.2%	(11.4)	-2.3%	142.6%
Operating income (EBIT) before non recurring costs	**115.5**	**17.5%**	**94.2**	**19.1%**	**22.6%**
Non recurring costs	(0.8)	-0.1%	(5.6)	-1.1%	-85.5%
Earnings before interest and taxes (EBIT)	**114.7**	**17.4%**	**88.6**	**17.9%**	**29.4%**
Net financial income (losses)	(6.1)	-0.9%	3.2	0.6%	-292.7%
Income (losses) on net exchange rates	8.2	1.2%	(3.9)	-0.8%	-310.8%
Other net non operating income (losses)	6.6	1.0%	6.1	1.2%	10.0%
Income before taxes	**123.4**	**18.7%**	**94.0**	**19.0%**	**31.3%**
Minority interest	(15.8)	-2.4%	0.0	0.0%	–
Group income before taxes	**107.6**	**16.3%**	**94.0**	**19.0%**	**14.5%**
Taxes	(20.9)	-3.2%	(30.6)	-6.2%	-31.6%
Net income	**86.7**	**13.1%**	**63.4**	**12.8%**	**36.7%**
Total depreciation and amortisation	(45.3)	-6.9%	(25.8)	-5.2%	75.4%
EBITDA before non recurring costs	160.8	24.3%	120.0	24.3%	33.9%
EBITDA	**160.0**	**24.2%**	**114.5**	**23.2%**	**39.7%**
EBITA before non recurring costs	143.2	21.7%	105.7	21.4%	35.6%
EBITA	**142.4**	**21.6%**	**100.1**	**20.3%**	**42.3%**

The Group's results in 2002 were very positive and exhibited sizeable growth rates over the previous year's.
The positive trend in profitability is mainly due to the expected contribution deriving from the acquisitions of Skyy Spirits, LLC and of Zedda Piras S.p.A. and Sella & Mosca S.p.A.
The operating result (EBIT) was € 114.7 million: it accounted for 17.4% of net sales and it grew by 29.4% over 2001.
Net sales grew by 33.7%: this change has already been amply discussed in the "Sales performance" paragraph.
In view of the sizeable general growth of the business, reflected, albeit to different extents, on all income statement lines, it is more effective and immediately useful to analyse trends in costs in terms of percentage of net sales, rather than percent variation between the two periods.

The cost of goods sold, which is the sum of the variable costs of raw materials and of production costs, mainly fixed, amounted to 41.8%, one percentage point lower than last year; this drop is mostly due to the containment of production costs, whilst the incidence of the cost of raw materials was slightly higher.
These changes stem from the following factors:
- the consolidation of Skyy Spirits, LLC had a positive effect on the incidence of production costs and a negative one on materials costs: since the company has no industrial structure and outsources its production to third parties, nearly all of its cost of goods sold is constituted by the cost of materials;
- the consolidation of Sella & Mosca S.p.A. had a negative effect both on the incidence of raw materials cost and of production costs; although the incidence of the cost of goods sold of Sella & Mosca wines on net sales is lower than for other products in the wines area, it is still structurally higher than the Group's average;
- in terms of the organic part of the business, the incidence of the cost of materials benefited from the fact that average growth of acquisition prices for raw materials was limited, and in any case slower than the corresponding growth in selling prices.

The costs incurred for advertising and promotions significantly increased their incidence on sale, from last year's 18.5% to 19.8% in 2002; this increase is substantially due to organic business, and in particular:
- To the launch of Campari Mixx, supported by an extremely significant investment, essential to compete effectively in the RTD arena; it should also be recalled that the launch did not occur until September and therefore the cost for advertising and for listing the product had very high incidence on sales, because they related to the sales of four months only;
- To the additional support provided to the Cinzano brand; the advertising and promotional investment was intensified both on vermouth, in all major markets, and on sparkling wines, where the resumption of the advertising communication in Italy was particularly significant.

Concerning the acquired activities, the pressure of advertising and promotional investments for Skyy Spirits, LLC was slightly higher than the organic figure, whilst for Zedda Piras products and Sella & Mosca wines the incidence of these costs on sales was markedly lower than the organic figure.
Sale and distribution costs remained substantially stable, showing a very slight improvement in their percentage of net sales, which dropped from 11.1% to 11.0%.
The incidence of these costs for the organic part of the business was slightly lower than for acquired companies, thanks to the containment of logistical costs on the Italian market.
Trading profit in 2002 was € 180.8 million and, as a result of the trends in sales and costs discussed above, it grew 32.5% over last year.
The incidence of general and administrative expenses on net sales was slightly higher, from 6.4% to 6.6%; this increase is partly due to the greater incidence of these costs in the newly consolidated companies and partly to specific expenses incurred in Brazil for organisational consulting services and in Germany when the offices were moved to a new location.
Other operating revenues in 2002 were € 5.8 million, providing a significant contribution to the Group's operating result and a sizeable increase over the previous year, when they were € 0.7 million.
This entry in the income statement refers to the royalties collected from third parties; in 2002 it includes € 5.3 in royalties which Skyy Spirits, LLC collected from SABMiller by virtue of the aforementioned license agreement for the SKYY Blue brand.
The value of goodwill and trademark amortisation in 2002 was € 27.8 million, as opposed to last year's € 11.4 million: the additional € 16.4 million derive from the goodwill amortisation generated by the acquisitions of Skyy Spirits, LLC, for € 12.6 million, and Zedda Piras S.p.A. and Sella & Mosca S.p.A., for € 3.0 million, and to the complete consolidation of the Brazilian acquisition (which occurred in 2001 from February onwards) for € 0.4 million; the remaining € 0.4 million increase derives from trademark amortisation.
Non recurring costs for 2002 stem from extraordinary personnel expenses and amount to € 0.8 million; in 2001 they amounted to a total of € 5.6 million, and included € 2.3 of expenses deriving from the changes to the corporate organisation and structure as a result of the listing operation, € 2.8 million of costs relating to the reorganisation of the Italian sales network and € 0.5 million of extraordinary expenses linked to the acquisition activities.

In addition to the operating income (EBIT), which in 2002 grew 29.4% over last year, two profitability indicators are also provided: EBITDA and EBITA.
Both EBITDA and EBITA exhibit higher growth rates than EBIT, because they fully take into account the positive impact of the acquisitions, without considering goodwill and trademark amortisation.
In detail, EBITDA, i.e. the operating results before all amortisation on intangible and tangible fixed assets, was € 160.0 million, up 39.7% from last year.
EBITA, i.e. the operating result before goodwill and trademark amortisation only, in 2001 was € 142.4 million, up 42.3% over last year.
The EBITDA, EBITA and EBIT profitability indicators in the above income statement are also posted before non recurring costs; their growth in this case is lower than that of the same indicators posted net of these non recurring costs, because in 2001 extraordinary costs were far greater than in 2002.
Consolidated income before taxes and minority interests was € 123.4 million, i.e. 18.7% of net sales and up 31.3% over last year.
The three entries of the income statement, posted after the operating income, which have an impact on income before taxes, are analysed below.
Net financial expenses were € 6.1 million, as opposed to a positive value, i.e. net financial income for € 3.2 million achieved last year; comparing the data from the two periods yields a negative net impact quantifiable in € 9.3 million.
The acquisitions completed at the beginning of the year generated a liquidity commitment quantifiable in € 358.0 million, which caused the aforesaid effect in the income statement; this effect was contained, in view of the particularly favourable trend of the interest rates during 2002.
Income on exchange rates posted in the income statement as of December 31st, 2002, net of realised losses, were € 8.2 million; this amount includes:

- for € 2.5 million, the income deriving from closing the credit lines in US dollars, activated in January 2001 and pertaining to the Brazilian acquisition; the favourable performance of the money markets allowed to repay this foreign currency debt, recouping the unrealised loss posted in the financial statements as of December 31st, 2001;
- for € 5.4 million, the income realised by the Parent Company with the partial reimbursement of the share capital of Campari Holding S.A, subsequently merged with Campari Schweiz A.G.; this amount, classified as income on net exchange rates, resulted from the positive difference between the equivalent value in € of the reimbursed capital and the value recorded when the company was incorporated;
- for € 0.3 million, the positive balance between losses income and losses realised locally by the subsidiary companies.

As of December 31st, 2001 the income statement entry pertaining to exchange rate differences showed a net loss of € 3.9 million, whereof € 2,6 million derived from the unrealised loss on the loans in US$ described above.
The other non operating income and losses for 2002 show a net positive balance of € 6.6 million, compared to an equally positive balance of € 6.1 million in 2001.
While the two final values are quite close, the nature of the expenses and revenues for the two fiscal years is substantially different.
In particular in 2002 the most significant amounts are the following:

- a net revenue of € 15.9 million, corresponding to the difference between the revenues deriving from the write-off of tax liability provisions by the Parent Company and Campari-Crodo S.p.A. for € 17.9 million and the cost of settling pending litigation and adhering to the tax amnesty as per Law 289/2002, for € 2.0 million;
- an expense of € 10.0 million relating to provisions by the Parent Company and by Campari-Crodo S.p.A. for an industrial reorganisation plan linked to the transfer of production from the Sesto San Giovanni and Termoli plants to the new plant in Novi Ligure;
- revenues for € 5.7 million relating to capital gains realised as a result of the sale of non instrumental real estate, whereof € 3.3 million pertain to Campari Schweiz A.G, € 1.1 million to Sovinac S.A. and € 1.3 million to others;
- total expenses for € 3.2 million relating to provisions for liabilities by Campari do Brasil Ltda. in relation to the unfavourable development of pending litigation.

By contrast, in 2001 the net positive balance of € 6.1 million relating to other non operating income and expenses had mainly derived from real estate capital gains and by extraordinary revenues achieved by the Parent Company in relation to the definition of relationships correlated with the Brazilian acquisition.
The Group's income before taxes, posted net of minority interests for € 15.8 million, in 2002 amounted to € 107.6 million, up 14.5% over last year.
Third-party held shares in companies included in the Group's consolidation perimeter, negligible in 2001, grew considerably in 2002 as a result of the most recent acquisitions and the value of third-party income grew along with them.
Today, the most significant third-party held shares are the 41.1% interest in Skyy Spirits, LLC and the 22.38% interest in Sella & Mosca S.p.A.
The Group's net income for 2002 was € 86.7 million, up 36.7% over last year.
This growth rate, far greater than the growth rate of the Group's earnings before taxes, was brought about by the reduced tax burden for 2002 relative to the previous year.
This positive effect on taxes derives from the Dual Income Tax break, which mostly benefited the Parent Company, and from the Tremonti bis tax break, benefiting mostly Campari-Crodo S.p.A., for the portion of investments incurred during the fiscal year for the construction of the new Novi Ligure facility.

Profitability by business area

The Group's trading profit in 2002 was € 180.8 million, up 32.5% over 2001, when it was € 136.5 million; the table

	2002		2001		%
Trading profit	**€ million**	**% of total**	**€ million**	**% of total**	**Variation**
Spirits	144.2	79.8%	101.4	74.3%	42.2%
Wines	11.9	6.6%	11.4	8.3%	4.1%
Soft drinks	22.9	12.7%	21.9	16.1%	4.5%
Other sales	1.8	1.0%	1.8	1.3%	5.4%
Total	**180.8**	**100.0%**	**136.5**	**100.0%**	**32.5%**

that follows shows trading profit by business area.

The analysis of the trading profit by business segment shows that the considerable increase in total profitability, amounting to 32.5%, was mainly generated by spirits, up 42.2%, while the two other business segments, wines and soft drinks, and the complementary segment of other sales grew by a lesser extent, i.e. between 4.1% and 5.4%.
In percentage terms over the Group's total profitability, in 2002 the trading profit generated by spirits and wines accounted for more than 85% of the total: hence, it is clear that the importance of the aforesaid segments for the Group is far greater, in terms of profitability, than would appear in terms of net sales, where their total incidence amounted to 79.2%.
The tables that follow show, for each of the four segments, the evolution of profitability, providing the values of net sales, gross margin (i.e. net sales minus cost of goods sold), and trading profit (gross margin minus advertising, promotion, sale and distribution costs); in addition to the absolute values in ¤, the incidence of each of these two margin levels and the percent variation between the two years.

Spirits profitability

	2002		2001		
	€ million	% incidence on segment sales	€ million	% incidence on segment sales	% Variation
Net sales	426.6	100.0%	283.8	100.0%	50.3%
Gross margin	280.1	65.7%	191.9	67.6%	46.0%
Trading profit	144.2	33.8%	101.4	35.7%	42.2%

In 2002, net sales of the spirits segment grew by 50.3%; this growth, as commented in the previous paragraphs, is due almost completely (for 49.1%) to the new acquisitions (Skyy Spirits, LLC and Zedda Piras S.p.A.).
With such a considerable expansion, the high profitability margins, characteristic of this segment, were slightly lower, although they did remain on absolutely satisfactory levels.
More in detail, the incidence of gross margin, which in value terms grew by 46.0%, dropped from last year's 67.6% to 65.7%: the 1.9% reduction derives from the greater incidence of the cost of goods sold of Skyy Spirits, LLC than the organic figure, which is particularly true for the third party products Skyy Spirits, LLC is licensed to market.
Trading profit for spirits was € 144.2 million in 2002, up 42.2% over last year; its percent incidence over net sales was 33.8% and, in this case as well, was 1.9% lower than in 2001.
All costs impacting on this profitability level, such as advertising and promotional, sale and distribution expenses, maintained the same incidence on sales as last year, in global terms and after the consolidation of the acquisitions.
More in detail, however, it should be stressed that the incidence of advertising and promotional investments was higher for the organic part of the spirits business than for the newly acquired brand, as a result of the launch of Campari Mixx.

Wines profitability

	2002		2001		
	€ million	% incidence on segment sales	€ million	% incidence on segment sales	% Variation
Net sales	96.6	100.0%	73.6	100.0%	31.3%
Gross margin	44.6	46.2%	30.9	41.9%	44.6%
Trading profit	11.9	12.3%	11.4	15.5%	4.1%

The wines segment's net sales grew 31.3% thanks to the decisive contribution of the Sella & Mosca S.p.A. acquisition, amounting to 27.9%.
The gross margin generated by this segment grew 44.6%, more than proportionally with respect to sales, consequently improving its incidence on net sales, which went from last year's 41.9% to 46.2%; this positive effect is brought about by the consolidation of Sella & Mosca, whose wines had a better cost of goods sold structure than Cinzano products (and the Group's other wines), whose production is wholly outsourced.
Wines trading profit was € 11.9 million in 2002, up 4.1% over last year; its percentage of net sales dropped from 15.5% to 12.3%.

This profitability erosion can be explained analysing the two cost categories that impact on trading profit.

- In 2001, the incidence of advertising and promotional investments on sales was 17.3%, while in 2002 it grew to 23%: this considerable increase is wholly due to the organic part of the business and is brought about by the sizeable investments destined to the revamping of the Cinzano brand, which were particularly intensified at the end of the year; in 2001, for reasons mainly connected to the renewal of the brand's packaging and to the definition of important distribution agreements, the decision was made to reduce advertising and promotional pressure in many markets; as previously discussed, the resumption of the advertising communication for Cinzano sparkling wines on the Italian market was particularly significant.
- Sale and distribution costs increased their global incidence on net sales by 1.9 percentage points, mainly due to the consolidation of Sella & Mosca S.p.A.; in 2002, this company operated on the Italian market with the sales and distribution organisation it had at the time of acquisition; from 2003 onwards, while the organisation will remain in place, it will benefit from the appreciable logistical synergies deriving from collaboration with Campari Italia S.p.A.

Soft drinks profitability

	2002		2001		
	€ million	% incidence on segment sales	€ million	% incidence on segment sales	% Variation
Net sales	127.2	100.0%	127.4	100.0%	-0.1%
Gross margin	57.6	45.3%	58.2	45.7%	-1.1%
Trading profit	22.9	18.0%	21.9	17.2%	4.5%

Soft drinks' net sales and gross margin remained substantially stable relative to last year, with slight negative variation, amounting respectively to 0.1% and 1.1%.
Trading profit was € 22.9 million, up 4.5%, and its incidence on net sales grew from last year's 17.2% to 18.0%.
This improvement in the segment's profitability is due to the different performance of the products that belong to this segment, i.e. positive for Crodino and negative for the other soft drinks.
In light of the fact that the incidence of the other soft drink's distribution costs is markedly higher than Crodino's, the improvement of the sales mix generated a positive impact on the entire segment's trading profit.

Other sales profitability

	2002		2001		
	€ million	% incidence on segment sales	€ million	% incidence on segment sales	% Variation
Net sales	10.1	100.0%	9.5	100.0%	6.8%
Gross margin	1.9	18.7%	1.8	18.6%	7.1%
Trading profit	1.8	17.9%	1.8	18.6%	5.4%

The trading profit generated by the complementary segment of other sales, mainly constituted by bottling activities on behalf of third parties, was € 1.8 million, the same as last year's in absolute terms.

Balance sheet

The table that follows shows the reclassified consolidated balance sheet to show the funding sources used by the Group and the way they were employed.

For a more detailed analysis of major entries in the balance sheet, please see the comments provided in the explanatory note.

	December 31st, 2002	December 31st, 2001	Variation
Inventories	94.9	64.4	30.5
Receivables from customers	132.9	108.3	24.6
Payables to suppliers	(134.3)	(86.7)	(47.6)
Net current assets	**93.5**	**86.0**	**7.5**
Other short term assets and liabilities	(11.4)	(20.8)	9.4
Working capital	**82.1**	**65.2**	**16.9**
Employees' leaving indemnity - Italy	(13.1)	(10.9)	(2.2)
Net balance, prepaid and deferred taxes	0.6	0.5	0.1
Other non current liabilities	(22.5)	(34.0)	11.5
Total other net liabilities	**(35.0)**	**(44.4)**	**9.4**
Net tangible fixed assets	144.2	91.0	53.2
Tangible fixed assets	453.2	170.9	282.3
Financial fixed assets and payables due after the year	43.2	53.3	(10.1)
Total fixed assets	**640.6**	**315.2**	**325.4**
Total invested capital	**687.7**	**336.0**	**351.7**
Group's shareholders' equity	(478.9)	(430.3)	(48.6)
Third party's shareholders' equity	(10.0)	(2.3)	(7.7)
Net financial position	(198.8)	96.6	(295.4)
Total sources of funds	**(687.7)**	**(336.0)**	**(351.7)**

The Group's capital structure is characterised by a net invested capital of € 687.7 million as of December 31st, 2002, with Group shareholders' equity of € 478.9 million and net financial debt of € 198.8 million.

The invested capital grew by € 351.7 million during the year, mainly due to the acquisitions and investments made. The most significant components of this change are analysed below.

- Net current assets are up € 7.5 million due to the combined effect of the year's acquisitions, which let to an increase of € 44.7 million in the initial balance, of the exchange rate differences recorded during the year on the Brazilian and US currency, which on the contrary brought about a reduction of € 23.4 million, and of the investments completed during the second half of the year for the construction of the Group's new plant in Novi Ligure, whereof about € 17 million were still posted among payables to suppliers at year end.
  Lastly, the organic increase in net current assets was € 3.2 million.
  The incidence of net current assets on net sales, amounting to 17.4% in 2001, decreased to 16.7% in 2002 excluding the payables to suppliers pertaining to the Novi Ligure investment.
- The other short term assets and liabilities have a negative net balance that is reduced to € 9.4 million by effect of the greater credits for direct and indirect taxes reported by some of the Group's companies with respect to the previous year.
- Other non current liabilities decreased by € 11.5 million as a result of the release of tax reserves due to the settlement of pending litigation by the Parent Company and Campari-Crodo S.p.A. and their participation in the tax amnesty provided by the 2003 Budget, which freed the provisions made during previous years by both companies.

These funds, which amounted to € 17.9 million, were therefore written off.
On the contrary, in view of the Group's restructuring plan connected to the construction of the new plant in Novi Ligure, liabilities reserves increase by € 10.0 million due to the provisions made by the Parent Company and by Campari-Crodo S.p.A., and commented above.

- Net tangible fixed assets grew by € 53.2 million, mainly due to the investments connected to the Novi Ligure plant, amounting to € 34.5 million, already commented among the significant events of the year.
  The other investments made by the Group during the year, for € 21.7 million, are more thoroughly discussed in the present report at the paragraph relating to the investments and in the explanatory note.
  In addition to the year's investments, of note is the effect of the consolidation of Skyy Spirits, LLC and of Zedda Piras S.p.A. and Sella & Mosca S.p.A., for € 23.0 million, and the negative effect of exchange rates for € 7.7 million.
- Intangible fixed assets are mainly impacted by the two acquisitions commented above, which, by effect of the difference between the price paid and the value of the net acquired equity share, generated a total consolidation difference of € 295.5 million, specifically discussed in the explanatory note.
- Financial fixed assets, which include € 31 million in own shares in both years compared herein, changed due to the full consolidation of Skyy Spirits, LLC which as of December 31st, 2001 was recorded among minority interests, and to the posting of the interests held by the newly consolidated company Sella & Mosca S.p.A.
- The Group's shareholders' equity, reduced by effect of the Parent Company's dividend distribution for € 24.7 million and of the negative exchange rate difference deriving from the effects of the conversion of the subsidiary companies' equity for € 12.4 million, however, increased due to the positive result of the year, which more than offsets these negative effects.
- Third parties' equity grew by € 7.7 million due to the inclusion of the interests owned by minority shareholders in Sella & Mosca S.p.A. and in Skyy Spirits, LLC.
  The latter's share is already net of advance payments on the dividends distributed during the year.

Group's net financial position

The Group's net financial position as of December 31st, 2002 exhibits a net debt of € 198.8 million, up € 295.4 million from last year.

The breakdown of the net financial position, with its increased portion of debt maturing after the year, is as follows:

	December 31st, 2002	December 31st, 2001	Variation
Cash and banks	103.5	177.8	(74.3)
Marketable securities	4.2	46.4	(42.2)
Payables due to banks	(120.2)	(112.3)	(7.9)
Real estate lease payables	(2.0)	(1.8)	(0.2)
Accrued interest on private placement	(3.3)	0	(3.3)
Net short term financial position	**(17.8)**	**110.1**	**(127.9)**
Payables to banks	(4.9)	0	(4.9)
Private placement	(163.1)	0	(163.1)
Real estate lease and other financial payables	(13.0)	(13.5)	0.5
Net medium – long term financial position	**(181.0)**	**(13.5)**	**(167.5)**
Net financial position	**(198.8)**	**96.6**	**(295.4)**

As highlighted above, this financial position does not consider the own stock held by the Parent Company, recorded among fixed financial assets at the purchase cost of € 31 million

Cash flow from operations were € 116.1 million.

Cash flow was used mainly for the acquisition of new subsidiaries for € 358.0 million, for investments in tangible and intangible fixed assets which, net of sales, amounted to € 32.4 million, and for the distribution of dividends to the Parent Company's shareholders for € 24.7 million.

Therefore, the net financial position, which had been positive for € 96.6 million as of December 31st, 2001, was negative for € 198.8 million as of December 31st, 2002.

The cost for the acquisition of new subsidiaries is composed by the following items.

The cost of the Skyy Spirits, LLC transaction was about € 235.4 million, with an additional indebtedness of € 29.2 million for the Group; this amount includes the initial net financial debt of the acquired company as well as the distribution, in April, of the residual part of the reserves of Skyy Spirits, LLC as of the acquisition date.

The acquisition of Zedda Piras S.p.A. had a negative impact of € 93.4 million on the Group's net financial position, of which € 21.4 million derive from the newly consolidated companies' initial debt.

Lastly, it should be stressed that if Qingdao Sella & Mosca Winery Co. Ltd. and Société civile du Domaine de la Margue, both subsidiaries of Sella & Mosca S.p.A., had been fully included in the consolidation perimeter, the Group's financial situation as of December 31st, 2002 would have worsened by € 1.0 million.

With reference to the composition of the debt, the increase of the medium – long term portion of financial payables is the result of the private placement operation, which entailed the issue of senior guaranteed notes by Redfire, Inc. on the US market.

This placement, commented in the paragraph dedicated to significant events during the year, provides for the reimbursement of principal amounts relating to the first *tranche* of the loan to start in July 2005, while interest is to be paid every six months starting in January 2003.

Investments

Investments in tangible and intangible fixed assets during the year amounted to € 58.2 million and include € 56.2 million for investments in tangible fixed assets, whilst the remainder is essentially due to software and other incremental expenses linked with the development of specific projects on the SAP R/3 system.
As discussed, the start of work for the construction, by Campari-Crodo S.p.A. of the new plant in Novi Ligure, for which at year end the amount of fixed assets in progress and advance payments was € 34.5 million, significantly contributed to investment growth.
Other investments were dedicated to the Group's industrial plants, in particular:

- Campari-Crodo S.p.A. completed investments for € 2.4 million on the Crodo plant, whereof € 0.3 million for buildings destined to the new waste water treatment plants and for renovation work on buildings, and the residual amount for machinery in the aperitif line and wastewater treatment and space ventilation systems; investments on the Sulmona plant amounted to € 5.9 million, whereof € 0.4 million destined to buildings destined to treatment plants and renovation work on buildings, and the remainder to facilities for Campari Mixx, to the transformation of the CampariSoda line from VAR (reusable bottles) to VAP (disposable bottles), to the waste water treatment plant, to the enhancement of existing facilities and to their environmental and safety upgrade; in the Termoli plant, investments amounted to € 2.0 million, mainly on plants dedicated to the liquor line;
- the Parent Company Davide Campari-Milano S.p.A., at its Sesto San Giovanni plant, made investments for € 1.7 million on the CampariSoda line, in the liquor department and on generic facilities;
- Sella & Mosca S.p.A. made investments for € 3.5 million on industrial plant and machinery, farming machinery and vineyard equipment.

Campari on the Stock Market

Shares and shareholders

The share capital of Davide Campari-Milan S.p.A. is € 29,040,000 divided in 29,040,000 shares with a par value of € 1.00 each.
As of December 31st, 2002, the main shareholders are:

Shareholder	n. of common shares	% ownership
Alicros S.r.l.	14,809,600	50.997%
Morgan Stanely Investment Management Ltd.	2,726,622	9.389%
Davide Campari-Milano S.p.A. (1)	1,000,000	3.443%

(1) Purchase of own shares aimed at servicing the stock option plan.

No other shareholders, aside from those listed above, with a share exceeding 2%, have notified Consob and Davide Campari-Milano S.p.A. in accordance with Article 117 of Consob Rule n. 11971/99 on the obligation to notify relevant shares.

Share performance

During 2002, Campari stock rose 13.8% in absolute terms from the closing price as of December 31st, 2001, outperforming the market index (Mibtel) by 37.3%, the index for mid-capitalisation companies (Midex) by 32.4% and the sector index (Dow Jones STOXX 600 Food & Beverage) by 28.3%.
The average daily volume of Campari shares exchanged on the Computerised Stock Market reached € 1.7 million in money terms and 53,093 in terms of number of shares, i.e. 46.1% of all shares comprising the share capital.
As of December 31st, 2002 stock market capitalisation amounts to € 871.2 million.



40.00
35.00
30.00
Price (Euro)
25.00
20.00
15.00
10.00
350,000
300,000
250,000
200,000
150,000
100,000
50,000
Apr-02
May-02
June-02
Aug-02
Sept-02
Nov-02
Dec-02
Feb-03
Campari (volumes)
Campari (stock price)
Mibtel(relative)
Midex (relative)
DJ STOXX Food & Beverage Index (relative)

Source: Bloomberg

Share Data		2002	2001 (2)
Price as of December 31st (1)	€	30.00	26.37
Highest price (1)	€	37.77	31.00
Lowest price (1)	€	25.28	21.84
Average price (1)	€	31.63	27.16
Average volumes traded	Number of shares	53,093	72,375
Average daily value	€ thousands	1,695	2,066
Stock market capitalisation as of December 31st	€ thousands	871,200	765,785

Source: Bloomberg

(1) Reference price

(2) Initial Public Offering on July 6th, 2001 at the placement price of € 31 per share; average daily value excluding the first week of trading is 42,260 shares in 2001; average daily value excluding the first week of trading is € 1,145 thousand in 2001.

Stock market ratios

Price / book value

Shareholders' equity divided by the number of outstanding shares is € 16,51 at the end of 2002.
Based on share price at the end of the fiscal year, the price / book value is 1.82, as opposed to 1,78 in 2001.

	2002	2001
Share price as of December 31st (€)	30.00	26.37
Shareholders' equity per share (€)	16.51	14.82
Price/book value	1.82	1.78

EPS *(earnings per share)* and P/E *(price earnings)*

Earnings per share in 2002 were € 2.98, up 36.7% from 2001.
P/E, based on share price at the end of the fiscal year, is 10.1.

	2002	2001
Share price as of December 31st €)	30.00	26.37
Earnings per share (EPS) (€)	2.98	2.18
P/E	10.1	12.1

Based on net earnings adjusted for goodwill and trademark amortisation, adjusted earnings per share in 2002 are € 3.94, up 52.9% over 2001, while adjusted P/E is 7.6.

	2002	2001
Share price as of December 31st (€)	30.00	26.37
Adjusted earnings per share (adjusted EPS) (€)	3.94	2.58
Adjusted P/E	7.6	10.2

Payout ratio

Payout ratio is 28.5% in 2002.

	millions of €	
	2002	2001
Dividend per share	0.88 (1)	0.88
Total dividend (2)	24.7	24.7
Group's net income	86.7	63.4
Payout ratio (%)	28.5%	38.9 %

(1) For 2002, proposed dividend.
(2) In 2001 and 2002, 28,040,000 are entitled to collect the dividend; this is the number of shares composing the share capital, net of 1,000,000 of own shares

Dividend yield

The dividend provides a return of 2.9% with respect to year-end share price

	€	
	2002	2001
Dividend per share	0.88 (1)	0.88
Share price as of December 31st, 2002	30.00	26.37
Dividend / Price	2.9%	3.3%

(1) Proposed dividend

Ownership and acquisition of own stock and of the controlling companys's stock

The Parent Company owns 1,000,000 own shares with a par value of € 1.00 each, for a total par value of € 1 million accounting for 3.4% of share capital. The own stock is destined for the stock option plan, as discussed in the paragraph below.
The company does not own and did not own during the reference period, either directly or indirectly, any of the controlling company's shares.

Stock option plan and own stock

In 2001, the Parent Company approved the framework stock option plan which prescribes the methods for allocating options for the underwriting and/or purchase of stocks both to employees and to directors and individuals who habitually work on behalf of one or more companies in the Group.
The beneficiaries and the associated number of options were identified by the Board of Directors on the proposal by the Appointments and Remuneration Committee, taking into account the function and importance of the role covered within the Group, as well as the company's interest in modulating incentives within its growth strategies.
The share's unit purchase price is equal to the placement price, i.e. € 31, and it will remain unchanged throughout the duration of the plan.
Stock options may be exercised from the day following the expiration of the exercise period, which is to start on June 30th, 2006.
Options may not be exercised in part.
The Parent Company has purchased 1,000,000 of its own shares at the placement price of € 31, recording an unavailable reserve of an equal amount among shareholders' equity entries.

Research and development activity

Research and development activity concerned exclusively ordinary production and commercial activities; accordingly, the related costs have been fully recognised in the income statement for the period.

Relationships with related parties

In accordance with Section 2428 of the Civil Code and of Consob communications n. 97001574 of February 20th, 1997 and n. 98015375 of February 27th, 1998, all relationships of the Group with parent companies, non consolidated subsidiary companies, and affiliated companies are set out below.
All transactions listed below are regulated according to market prices and conditions.
During the fiscal year, no additional financial or commercial transactions with the other related parties have taken place.

Main income statement entries for fiscal year closed on December 31st, 2002:

Item	€ million	Description of transactions
Sales revenues	12.1	Revenues from sales to M.C.S. S.c.a.r.l., International Marques V.O.F. and Fior Brands Ltd. for the delivery of products by Campari International S.A.M.
Other revenues and proceeds	0.1	Rent in relation to the sub-letting contracts for office use involving a portion of the buildings of via Bonaventura Cavalieri 4, 20121 Milan and of via Filippo Turati 25, stipulated respectively between the Parent Company and the controlling shareholder Alicros S.r.l. and between the Parent Company and the subsidiary Longhi & Associati S.r.l.
	0.5	Revenues for the management of advertising spaces of Campari Italia S.p.A. to Longhi & Associati S.r.l.
Costs for services	3.9	Costs for promotional and advertising activities incurred by M.C.S. S.c.a.r.l. and International Marques V.o.f. and re-charged to Campari International S.A.M.
	0.5	Commissions on the purchase of advertising means, charged to Campari Italia S.p.A. by Longhi & Associati S.r.l.

Main balance sheet entries as of December 31st, 2002:

Entry	€ million	Description of transactions
Receivables from affiliated companies	6.3	These include: – receivables due to Campari International S.A.M. by M.C.S. S.c.a.r.l., International Marques V.o.f. and Fior Brands Ltd. for the aforesaid commercial relationships;
		– receivables due to Campari Finance Teoranta by Fior Brands Ltd. for a loan of GBP 1 million.
Payables to affiliated companies	1.2	Payables due to M.C.S. S.c.a.r.l., International Marques V.o.f. and Fior Brands Ltd. by Campari International S.A.M. for the aforesaid commercial relationships.

It is also specified that until October 15th, 2002 a real estate lease contract was extant between the Parent Company and Michele Magno (brother of the Group's indirect controlling shareholder) in relation to an apartment in Rome.
Said apartment was sold at market conditions to Immobiliare Roma S.r.l., indirectly controlled by Alicros S.r.l., at a price of € 341,370, generating a capital gain of € 196,816 for Davide Campari-Milano S.p.A.
Moreover, Sella & Mosca S.p.A. sold a car to Alicros S.r.l. at market conditions.

Corporate Governance

When it implemented the stock market listing project, Davide Campari-Milano S.p.A. made the changes needed for the by-laws, procedures and organisational model to conform to recommendations and rules for the corporate governance of publicly traded companies by appointing an internal Audit Committee and an Appointments and Remuneration Committee, both with consultative and proposal-making functions, wholly constituted by and composed of independent directors.
The Board of Directors, partly composed of independent non executive directors, is convened at least once a quarter to review major operations carried out by the Company and the activities performed, as well as the quarterly, semi-annual and annual reports.
For purposes of adequate internal audit system, the Company set up a Group Internal Auditing structure, overseeing all the Group's companies, remaining hierarchically independent from the heads of the operating areas, reporting directly to the Chief Executive Officer and informing the Managing Directors, the Audit Committee and the Board of Auditors of its activities at least once a quarter.
The Company also implemented a procedure for the treatment of confidential information, applied to all Group's companies, which defines information to be considered price sensitive, the internal responsibilities for the treatment of such information, the behavioural rules to be followed by those who become aware of it, as well as disclosure procedures. Said procedure applies to the directors, statutory auditors and employees of the Parent Company and of all subsidiaries.
To adhere to the most recent disclosure recommendations issued by Borsa Italiana S.p.A., the Board of Directors also approved the code of conduct for insider dealing, which introduced rules and limitations, for so-called "relevant" persons, on the execution of transactions on the Company's securities during the most critical periods, i.e. those preceding the announcements of annual and periodic financial results, as well as on the execution of extraordinary transactions.
At the same time, the Company shall notify the market of any such transactions at the end of each quarter.
Lastly, the Company shall also promptly inform the market of any transactions of significant amount, i.e. exceeding a total amount of € 250,000, conducted during the reference quarter.
In accordance to the new provisions of article 1.3 in the Self-Regulation Code of publicly traded companies, the list of Directors who, as of December 31st, 2002 held the office of director or statutory auditor in other companies traded in regulated market, also abroad, in financial, banking, insurance or large companies:

- Luca Garavoglia: Managing Director of Alicros S.r.l., Fincorus S.r.l. and Fineos S.r.l.;
- Cesare Ferrero: Chairman of the Board of Directors of FINLAV S.p.A.; Director of Autostrada Torino-Milano S.p.A. and Pininfarina S.p.A.; Chairman of the Board of Statutory Auditors of Giovanni Agnelli & C. S.A.p.A., I.F.I. S.p.A., Ferrero S.p.A., FIAT S.p.A., I.P.I. S.p.A. and Toro Assicurazioni S.p.A.; Member of the Board of Auditors of Banca Passadore S.p.A., FILA Holding S.p.A. and I.F.I.L. S.p.A.;
- Franzo Grande Stevens: Chairman of the Board of Directors of P. Ferrero & C. S.p.A. and Toro Assicurazioni S.p.A.; Vice Chairman of the Board of Directors of FIAT S.p.A.; Director of Banca del Piemonte S.p.A., Banca Sella S.p.A., Bansel S.p.A., Exor Group S.A. Société Anonyme, I.F.I. S.p.A., I.F.I.L. S.p.A., I.P.I. S.p.A., Pictet International Capital Management, Pininfarina S.p.A., La Rinascente S.p.A., Sella Asset Management SIM S.p.A., Vittoria Capital N.V., Yura International Holding B.V. and Yurass N.V.;
- Renato Ruggiero: Vice President of European Investment Bank - Citigroup; member of the Advisory Board of Coca-Cola and General Electric Europe.
- Marco Vitale: Chairman of the Board of Directors of Same Deutz Fahr Group S.p.A.; Vice Chairman of the Board of Directors of Banca Popolare di Milano S.c.a.r.l.; Director of Banca Etica S.G.R., Ermenegildo Zegna Holditalia S.p.A., Miroglio S.p.A., Pictet & C. SIM S.p.A., Pictet International Capital Management, Quadrivio S.G.R., Same Deutz Fahr S.p.A., Same Deutz Fahr Agrarsysteme GmbH, Same Deutz Fahr Intl. Holding and Finance B.V., Same Deutz Fahr Polska Z.O.O., SMEG S.p.A. and Snaidero R. S.p.A.;
- Anton Machiel Zondervan: Chairman of the Executive Board of Koninklijke Wessanen N.V.

Events after the end of the fiscal year

Agreement with unions

On January 10th, 2003, the Group announced it had reached an important agreement with unions on the rationalisation of its production organisation, with the opening of the aforementioned new plant in Novi Ligure and the progressive divestiture of the current plants in Sesto San Giovanni and Termoli.
The agreement allows to maintain the employment level completely unchanged and provides for concrete out-placement initiatives for all employees who prefer to remain in the locations of the divested plants.
The agreement, which is also characterised by major financial support for workers to be placed in "mobility lists", was reached in wholly transparent fashion with union organisations, with communications provided as early as March 2002 and with the conclusion of the operation planned for the end of 2005.

Campari stock included in Midex

Starting on January 30th, 2003, Campari stock has been included in Midex, the Italian index of mid-capitalisation companies.
In particular, the Midex comprises 25 domestic stocks listed on the stock market, selected mainly according to liquidity and capitalisation criteria, classified subsequently to those included in the Mib30.
Consequently to inclusion in the Midex, since the same date Campari stock has also been traded on the After Hours Market (TAH) organised and managed by Borsa Italiana S.p.A.

Joint-venture for the Spanish market

On February 10th, 2002, the Campari Group announced the incorporation of Summa S.L., a joint-venture with the Gonzalez Byass Group aimed at enhancing and developing the marketing of both group's product portfolio in the Spanish market.
The joint venture, due to start operations in April 2003, is 30% owned by the Campari Group (with the residual 70% held by the Gonzales Byass Group), has a projected volume of 1.8 million cases and projected yearly turnover of over € 65 million.
The Gonzalez Byass Group, founded in 1835, is one of the leading companies in Spain in the production and marketing of sherry, brandy and other wines and spirits, among them: the market leaders Tio Pepe fine sherry and Soberano brandy; Lepanto, leader in the super premium brandy category and the range of 30 year aged sherries (Apostoles, del Duque, Noe and Matusalem); the wines Beronia (*rioja*), Altozano (*Tierra de Castilla*) and the cava sparkling wine Castell de Vilarnau.
Currently, the Campari Group is present on the Spanish market with the Campari, CampariSoda, SKYY Vodka brands, Cinzano vermouths, Cinzano Soda and Cynar.

Campari Mixx launched in Germany and Austria

During the first quarter 2003, the contracts for the distribution of Campari Mixx on the German and on the Austrian market were signed, respectively with Interbrew Deutschland, of the Interbrew Group, and Stock Austria, of the Eckes group.
The German contract's validity is 4 years, while the Austrian contract's validity is 3 years.
In both markets, the Campari brand is foremost within the imported spirits segment: hence, the launch of Campari Mixx is the natural evolution of the Campari brand's strong presence.

Merger of Francesco Cinzano & C.ia S.p.A. into Campari-Crodo S.p.A.

In 2003, Francesco Cinzano & C.ia S.p.A. are expected to be merged with Campari-Crodo S.p.A., with accounting and fiscal effects starting January 1st, 2003.
The operation is aimed at the rationalisation of the Group's operations, made advisable by the previously commented industrial restructuring and in-sourcing of Cinzano production.

SKYY Berry, SKYY Spiced and SKYY Vanilla launched in the United States

In March 2003 SKYY Spirits, LLC launched three additional SKYY Vodka line extensions (adding to the existing SKYY Citrus).
They are SKYY Berry, SKYY Spiced and SKYY Vanilla, three flavoured vodkas: this segment is experiencing strong growth in the US market.

Forecast

Over the past three years, through its acquisitions of Cinzano, of the Brazilian brands acquired from the Diageo Group and, lastly and above all, of Skyy Spirits, LLC, the Campari Group has implemented its strategy of thoroughly internationalising its business.
This inevitably leads the Group's sales and financial performance to be ever more closely correlated with the performance of the whole world's spirits and wines markets: hence, the macroeconomic reference scenario is now far wider. In particular, the performance of the US Dollar and Brazilian Real over the last 6 – 8 months exemplifies how rapidly certain changes have occurred as well as the extent of the impact they can have on the results of highly internationalised European groups.
Moreover, while the first half of 2002 was characterised by the great uncertainty on the potential political and psychological consequences of 9/11, 2003 started with the certainty of an on-going conflict whose short and long term consequences and effects cannot be foreseen.
Without ignoring the above considerations, if one considers more specifically the activities it carries out, the Group has good reasons to foresee a positive performance by the business, thanks mainly to the North American and Italian markets.

Davide Campari – Milano S.p.A.

Consolidated Financial Statements as of December 31st, 2002



Statements

Explanatory note



Balance Sheet

Assets	€ thousands December 31st, 2002	December 31st, 2001
A Amounts due from shareholders	**0**	**0**
B Fixed Assets		
I Intangible fixed assets		
1 Start up and expansion costs	51	115
3 Industrial patents and intellectual property rights	1,718	2,475
4 Concessions, license rights, trademarks and similar rights	11,654	13,128
5 *Consolidation difference*	437,260	152,580
6 Intangible assets in progress and advances to suppliers of intangible fixed assets	7	354
7 Other intangible fixed assets	2,550	2,271
	453,240	**170,923**
II Tangible fixed assets		
1 Land and buildings	51,763	46,756
2 Plant and machinery	37,021	29,020
3 Industrial and commercial equipment	7,246	5,956
4 Other tangible fixed assets	4,221	4,673
5 Fixed assets under construction and advances to suppliers of tangible fixed assets	43,987	4,599
	144,238	**91,004**
III Financial fixed assets		
1 Equity investments:		
a Subsidiary companies	7,878	398
b Associated companies	621	532
d Other companies	175	17,832
2 Receivables:		
d) from other companies		
due within 12 months	*246*	*337*
due after 12 months	*2,018*	*2,299*
3 Other securities		
maturing after 12 months	*454*	*454*
4 Own shares	31,000	31,000
	42,392	**52,852**
Total fixed assets	**639,870**	**314,779**
C Current assets		
I Inventories		
1 Raw, ancillary and consumable materials	26,482	17,240
2 Work in progress and semi-finished products	21,801	22,285
4 Finished products and goods for resale	46,577	24,843
	94,860	**64,368**
II Receivables		
1 Due from customers		
within 12 months	*145,429*	*119,509*
after 12 months	*43*	*93*
3 Due from associated companies		
within 12 months	*6,337*	*2,500*
5 Due from others		
within 12 months	*39,456*	*25,948*
after 12 months	*1,024*	*674*
	192,289	**148,724**
III Financial assets not held as fixed assets and liquid funds		
6 Marketable securities	4,235	46,370
	4,235	**46,370**
IV Liquid funds		
1 Bank and postal accounts	103,441	177,756
3 Cash and liquidity	39	10
	103,480	**177,766**
Total current assets	**394,864**	**437,228**
D Accrued income and prepaid expenses		
2 Sundry	2,954	984
	2,954	**984**
Total Assets	**1,037,688**	**752,991**

Liabilities	€ thousands December 31st, 2002	December 31st, 2001
A Shareholders' equity		
I Share capital	29,040	29,040
IV Legal reserve	5,808	5,808
V Reserve for own shares in portfolio	31,000	31,000
VII Other reserves	195,986	177,722
VIII Income (losses) carried forward	130,403	123,361
IX Income (loss) for the period	86,669	63,406
Total Group Share of shareholders' equity	**478,906**	**430,337**
Minority interest:		
Share capital and reserves	-5,856	2,306
Income (loss) for the period	15,840	-9
Total Minority interest share of shareholders' equity	**9,984**	**2,297**
Total shareholders' equity	**488,890**	**432,634**
B Reserves for risks and charges		
2 Leaving indemnities, pension funds and alike	2,669	2,035
2a Taxation	2,791	20,093
2b Deferred taxation	9,566	6,072
3 Other reserves	14,657	5,963
Total reserves for risks and charges	**29,683**	**34,163**
C Employees' leaving indemnity	**13,137**	**10,854**
D Payables		
3 Banks		
within 12 months	*122,131*	*114,072*
after 12 months	*16,284*	*13,455*
4 Other suppliers of finance		
after 12 months	*164,741*	*1,209*
5 Advance payments received		
within 12 months	*295*	*392*
6 Suppliers		
within 12 months	*136,942*	*89,070*
9 Associated companies		
within 12 months	*1,216*	*1,488*
10 Payables to parent company		
within 12 months	*2*	–
11 Tax authorities		
within 12 months	*21,343*	*22,540*
after 12 months	*2,352*	*4,704*
12 Social security institutions		
within 12 months	*4,405*	*2,693*
13 Other payables		
within 12 months	*29,408*	*24,168*
Total payables	**499,119**	**273,791**
E Accrued expenses and deferred income		
2 Sundry	6,859	1,549
	6,859	**1,549**
Total liabilities	**1,037,688**	**752,991**
Memorandum accounts		
1 Guarantees		
to third parties	25,995	21,581
2 Pledges		
to third parties	33,339	3,156
3 Risks		
to third parties	0	234
Total memorandum accounts	**59,334**	**24,971**

Income Statement

	€ thousands	
	December 31st, 2002	December 31st, 2001
A Value of production		
1 Revenues from sales of goods and services	782,630	568,247
2 Variation in work in progress, semi finished and finished products inventories	2,873	2,274
4 Fixed assets increments for internal work	893	0
5 Other income and revenues (of which operating grants = 0)	39,563	22,707
Total value of production	**825,959**	**593,228**
B Production Costs		
6 Raw, ancillary and consumable materials and goods for resale	273,006	194,977
7 Services	213,581	158,153
8 Rental and lease charges	3,458	2,720
9 Personnel		
a) Wages and salaries	48,828	33,477
b) Social security contributions	12,020	10,031
c) Employees' leaving indemnity – Italy	1,678	1,435
d) Supplementary retirement pensions and agents' leaving indemnity	207	95
e) Other personnel related costs	6,289	6,006
10 Amortisation, depreciation and write-downs		
a) Amortisation of intangible fixed assets	30,924	14,515
b) Amortisation of tangible fixed assets	14,366	11,310
c) Other fixed asset write-downs	1,953	0
d) Write-down of receivables included in current assets and liquid funds	1,052	621
11 Variation in raw, ancillary and consumable materials and goods for resale	–13,816	263
12 Provisions for risks	4,145	1,081
13 Other provisions	0	48
14 Other operating expenses	120,442	71,883
Total cost of production	**718,133**	**506,615**
Difference between value and cost of production	**107,826**	**86,613**
C Financial income and expenses		
15 Income from equity investments		
b) From associated companies	0	127
c) From other companies	0	5
16 Other financial income		
a) From receivables included in fixed assets		
4) From other companies	29	760
c) From marketable securities that do not constitute investments in other companies	2,827	1,499
d) Sundry financial income		
2) From associated companies	9	0
4) From other companies	11,796	10,826
17 Interest and other financial charges		
d) Other companies	–17,174	–13,936
Total financial income and expenses	**–2,513**	**–719**

(continued)	December 31st, 2002	December 31st, 2001
	€ thousands	
D Adjustments to the value of financial assets		
18 Revaluations		
a) of investments	305	2,770
19 Write-downs		
a) of investments	–689	–1,872
Total adjustments to the value of financial assets	**–384**	**898**
E Extraordinary income and expenses		
20 Income		
a) Extraordinary income	25,563	7,801
b) Gains	5,676	4,266
21 Expenses		
a) Extraordinary expenses	–12,732	–3,068
b) Losses	–10	–1
c) Prior year taxes	–23	–285
Total extraordinary income and expenses	**18,474**	**8,713**
Income before taxes	**123,403**	**95,505**
22 Income taxes for the fiscal year		
Current taxes	27,116	26,639
Deferred taxes	–6,222	5,469
Total income taxes for the fiscal year	**20,894**	**32,108**
Income for the fiscal year	**102,509**	**63,397**
Income for the period attributable to minority interests	**15,840**	**–9**
Group income	**86,669**	**63,406**

Explanatory note

Structure and contents of the consolidated financial statements

The consolidated financial statements, comprising the balance sheet, the income statement and this explanatory note, was prepared in accordance with civil laws pursuant to Law Decree n. 127 of April 9th, 1991.
The legal provisions whereon the preparation of the financial statements was based were complemented and construed in light of the accounting principles set out by the National Councils of Accountants (*Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri*).
For each individual entry in the balance sheet and in the income statement, the corresponding amount of the previous consolidated financial statements as of December 31st, 2001 is indicated.
The financial statements, the tables in the explanatory note and the enclosures to the financial statements are expressed in thousands of €, whilst, unless otherwise stated, comments in the explanatory notes and the Director's report are expressed in millions of €.

Consolidation area

The consolidated financial statements include, in addition to the financial statements of the Parent Company, also the financial statements as of December 31st, 2002 of the companies whereof the Parent Company has control in accordance with Section 2359, 1st and 2nd paragraph, Civil Code.
The list of companies included in the consolidation area is provided as an enclosure.
The following changes were made to the consolidation area since December 31st, 2001.

- In January, the Group completed its acquisition of an additional 50% share in Skyy Spirits, LLC, raising its interest in this company to 58.9%; the company was consolidated with the integral method starting January 1st, 2002.
- In February, the Group completed its acquisition of 100% of Zedda Piras S.p.A., which at year end owned 77.62% of Sella & Mosca S.p.A., which in turn owns 93.66% of Qingdao Sella & Mosca Winery Co. Ltd. and 100% of Société civile du Domaine de la Margue.
  Zedda Piras S.p.A. and Sella & Mosca S.p.A. thus entered the consolidation perimeter on January 1st, 2002 and were also consolidated with the integral method.
  In regard, instead, to the subsidiaries of Sella & Mosca S.p.A., Qingdao Sella & Mosca Winery Co. Ltd. and Société civile du Domaine de la Margue, the equity method was chosen due to the difficulty in obtaining all detailed information needed for their inclusion with the integral method.
  Therefore, the equity of the affiliated companies was provided in summary form in the value of equity investments and their operating results, adjusted to reflect the effects of the adjustments prescribed by the selected method, were posted in the consolidated income statement.
  For the sake of greater clarity, the effect of the two companies' full inclusion on the Group's financial situation is indicated herein, in the section of the Directors' Report dedicated to the net financial position.

The following companies were excluded from the consolidation area during the year:

- the real estate company Immobiliare Vassilli 1981 S.r.l., controlled by Lacedaemon Holding B.V., was sold to third parties during the period;
- Campari Holding S.A., directly controlled by the Parent Company, reimbursed part of its share capital to the Parent Company and was then merged in its own subsidiary Campari Schweiz A.G.;
- Kenston Sales & Services Inc. S.A., a Uruguayan financial company, was removed from the consolidation area because it underwent liquidation during the period.

Consolidation principles

The financial statements of the subsidiaries included in the consolidation area consolidated with the global integration method, are reported for each entry in their total amount, regardless of the Group's percentage of share ownership. For companies acquired during the fiscal year 2002, the income statement is consolidated for the period starting January 1st, 2002.
The financial statements used for consolidation are the financial statements for the fiscal year as of December 31st, 2002 of each company, already approved by the shareholders' meeting or prepared by the governing bodies for approval, reclassified and rectified to comply with the accounting principles and presentation criteria adopted by the Parent Company.

Consolidation of Investments
The negative differences between the values of the investments recorded in the balance sheet and the net equity of the individual affiliated companies at the end of the fiscal year are placed in the "Consolidation Reserve" entry.
The positive differences, if determined by an actual higher value of tangible or intangible fixed assets of the companies, are attributed to increase the involved fixed assets, whilst any positive residual amount is recorded in an asset entry called "Consolidation difference".

Inter-company entries
Unrealised income and losses, deriving from transactions between companies in the Group, are eliminated, as are the entries that give rise to debits and credits, costs and revenues between the companies included in the consolidation area.

Dividends and taxes
Dividends collected from consolidated companies are eliminated.
Unrecoverable taxes relating to dividends from subsidiaries expected to be distributed to the Parent Company are adequately recorded.

Criteria and exchange rates applied in the financial statements
The conversion in € of the financial statements expressed in currencies other than the accounting currency (€) is performed as follows:
- income statement entries are converted at the average exchange rates for the fiscal year, whilst balance sheet entries are converted at year-end exchange rates; exchange rate differences deriving from the application of the different criterion for converting into € the income and balance sheet entries of foreign companies outside the € area are attributed to the shareholders' equity reserve called "Reserve for financial statement conversion into foreign currency";
- exchange rate conversion differences resulting from the comparison between the initial shareholders' equity converted at current rates and the same converted at the current rates of the previous fiscal year are also attributed to the "Reserve for financial statement conversion into foreign currency".

The exchange rates applied are as follows:

	Period ending			
	December 31st, 2002		December 31st, 2001	
	Average rate	Final rate	Average rate	Final rate
US Dollar	0.9459	1.0422	0.8956	0.8813
Swiss Franc	1.4682	1.4548	1.5104	1.4829
Brazilian Real	2.7835	3.6651	2.1019	2.0454
Uruguayan Peso	19.9663	28.0456	12.0441	12.4087
Chinese Renmimbi	7.8259	8.6294	-	-

Third party interests
The amount of the capital and reserves of the companies included in the consolidation area corresponding to third party interests is recorded in a shareholders' equity entry called "Minority share capital and reserves".
The part of the consolidated income statement corresponding to third party interests is recorded in an entry called "Minority income (loss) for the period".

Evaluation criteria

The criteria used to prepare the financial statements closed as of December 31st, 2002 do not differ from those used to prepare the financial statements of the previous year, in particular in the evaluations and in the continuity of the same principles.
Therefore, profits are included if realised by the closing date of the fiscal year, while risks and losses are taken into account even if they became known after the closing date, but before the date the financial statements were approved by the Board of Directors.
The accounting principles and evaluation criteria set out hereafter correspond, unless otherwise indicated, to those used in the financial statements of the Parent Company.
In particular, the evaluation criteria adopted in formulating the financial statements were as follows.

Intangible fixed assets
They are recorded at the purchase or internal production cost, inclusive of accessory charges, and they are amortised at constant rates in each fiscal year in relation with their residual potential for use, also taking into account the amount recoverable based on corporate production plans.
Start up and expansion costs are recorded in the assets side of the financial statements if deemed productive over multiple fiscal years. They are amortised within their economic duration, if defined, and in any case over a period conventionally set not to exceed five years.
Costs for development plans and studies are wholly recognised in the income statement for the fiscal year during which they are borne.
Advertising costs are fully recognised during the fiscal year when they are borne, according to the accrual principle. If said costs are borne over two fiscal years they are allocated, in accordance with the prudential principle, according to the duration of the advertising campaign.
Costs for industrial patent rights, concession rights, licenses, trademarks and the like and for the other intangible fixed assets are recorded as assets in the balance sheet only if their utility extends over time. The aforesaid costs are amortised according to the duration of their exploitation, if defined, or according to their contractual validity.
Software licenses represent the purchase cost of the licenses and, if borne, the external consultation or internal personnel cost required for development, allocated under the entry "other intangible fixed assets". They are recognised in the fiscal year during which the internal or external costs borne to train personnel to their utilisation, along with any accessory costs, are incurred. The costs recorded among intangible fixed assets are amortised over three fiscal years.
Trademarks and the consolidation difference, deriving from acquisitions and which substantially expresses the value of the trademarks, are amortised over 10 or 20 years, as provided by the Accounting Principles of the National Councils of Accountants. Such periods are considered congruous in relation to the importance of the trademarks and rights that were either acquired or provided by the purchased companies.
If the value of the intangible fixed assets recorded as assets in the balance sheet is durably lower than the residual cost to be amortised, they are written down to their economic value; if, during subsequent fiscal years, the reasons that led to their write-down are no longer valid, the cost is restored.

Tangible fixed assets

These are recorded at the purchase or production cost, before any capital grants received and inclusive of directly posted charges.

The cost may also include charges relating to internal production and financial charges accrued during the interval between the moment of payment and the time when the plants can be started. If significant, such charges are mentioned in the explanatory note.

The gross value of fixed assets is adjusted only in compliance with national laws requiring or allowing the monetary revaluation of fixed assets. The positive balances resulting from said revaluations are allocated to specific reserves in the shareholders' equity, and are used for share capital increases or to cover losses.

Expenses for preservation maintenance work are wholly attributed to the income statement for the financial year when they are borne. Expenses for enhancement maintenance work, borne with the aim of extending the working life of the asset, upgrading it technologically and/or enhancing its productivity and safety for the company's production efficiency, are attributed to the fixed asset whereto they are referred, and amortised according to its residual working life.

The amortisation period runs from the start of the fiscal year during which the asset is available and ready for use, and amortisation is attributed directly to the assets.

Amortisation is systematically determined according to constant rates, based on individual assets' working life determined in accordance with corporate utilisation plans that also consider physical and technological degradation, taking into account the assumed break-up value estimated net of scrapping expenses.

Rates are as follows:

Instrumental real estate assets and light buildings	3% - 5%
Plant and machinery	10% - 25%
Furniture, office machines and electronic machines	10% - 30%
Motor vehicles	20% - 40%
Sundry equipment	20% - 30%

Those tangible fixed assets whose economic value at the end of the fiscal year is durably lower than the as yet non-amortised cost are written down until their economic value is reached. The write-down is not maintained during subsequent financial years if the reasons that originated it no longer hold true.

Financial leases are recorded according to the financial method consisting of entering the value of the asset among tangible fixed assets at the normal value of the good and of the redemption price, while recording as a liability a debt of an equal amount, which is progressively reduced according to the reimbursement plan of the principal amounts included in the lease. The recorded value of the asset is amortised according to the rates used for purchased assets in the same class.

It is noted that in the financial statements of the Group's companies the aforesaid leases are recorded according to local practices.

Financial fixed assets

Interests in subsidiary companies not consolidated with the integral method are evaluated with the equity method.

Financial fixed assets consisting of interests in associated companies are valued at their cost adjusted for the corresponding shareholders' equity value recorded in the last available financial statements.

Interests in other companies are recorded at the purchase cost, inclusive of accessory charges and reduced in case of permanent value losses.

The lower limit for value adjustments is the shareholders' equity of affiliated companies or the assumed break-up value for companies that are the subject of negotiations in view of their possible sale; such adjustments are no longer maintained if the reasons that originated them no longer hold true.

Historical cost includes the price paid for the initial purchase and subsequent ones; capital increase underwritings, value decreases due to sales, share capital reductions as a result of general shareholder meeting resolutions for their reimbursement.

Share capital reductions to cover losses and related restorations, to the previous share capital value, do not constitute variations of the historical cost.

Inventories

Inventories of raw materials, ancillary materials, semi-finished and finished products are recorded at the lower value between the purchase or fabrication cost, inclusive of direct accessory charges, and the assumed realisation value deduced from market trends.

Products being processed are recorded at the purchase cost of the raw materials used, inclusive of the fabrication cost actually incurred as of the work stage reached.

Cost is computed with the weighted average cost method.

LIFO with annual increments is used in the financial statements of the Italian companies and of some foreign companies.

The net realisation value is determined taking into account both any fabrication expenses yet to be borne and direct sale expenses.

The purchase price incurred for advertising material destined to be sold to the Group's companies, determined in line with the criteria outlined above, is recorded among year-end inventories.

Inventories of raw materials and semi-finished products no longer usable in the production cycle and inventories of non-sellable finished products are fully written down.

Other securities

Securities are assigned the lower value between the purchase or underwriting cost and market value.

Interest accrued and not yet collected is recorded among accrued income.

Receivables and payables

Receivables are valued at the presumable realisation value by entering the nominal value in the asset side of the balance sheet, adjusted directly to take into account any reasonably foreseeable losses.

Receivables from customers undergoing insolvency procedures, in a condition of proven insolvency, or towards which it is useless to initiate enforcement proceedings, are entered directly as losses or are written down to the extent the information obtained and the ongoing proceeding allow to presume their definitive recovery.

Payables are recorded at their nominal value.

Payables for current taxes are recorded according to current rates applied to a realistic estimate of taxable income, taking into account the laws enforced when the financial statements were prepared. If taxes to be paid are actually lower than tax credits, advances already paid and withholdings, the difference is a credit that is recorded in the asset side of the balance sheet.

Receivables and payables denominated in a foreign currency, different from the accounting currency (€), are entered at the exchange rates current at the time they were recorded and subsequently aligned to year-end exchange rates. Losses and profits originated from year-end exchange rates alignment are recorded in the income statement.

Cash and banks

Payables from banks and the postal administration for deposits or accounts are recorded in the balance sheet according to their presumed realisation value.

Cash and stamps are valued at their nominal value.

Accrued income and prepaid expenses

The accrued income and prepaid expenses entry includes fiscal year revenues receivable during subsequent fiscal years and costs incurred before year-end but accrued during subsequent fiscal years.

The accrued expenses and deferred income entry includes costs accrued during the fiscal year and payable during subsequent fiscal years and the revenues collected before year-end but accrued during subsequent fiscal years.

Reserves for risks and charges

To cover potential Group liabilities, reserves for risks and charges are recorded among the liabilities in the balance sheet. Recorded reserves for risks and charges refer to charges of a determined nature, whose existence is certain or likely, but with either their amount or timing undetermined at year-end.

Provisions, computed on the basis of prudential estimates, are included in the income statement.

Reserves for risks and charges also include the provisions for direct and indirect taxes relating to positions not yet defined or in dispute, as well as provisions to the deferred taxes reserve.

In regard to income taxes, Accounting Principle n. 25 is applied. This principle, set forth by the National Council of Accountants, states that deferred taxes are computed on the temporary differences between the value in the balance sheet and the fiscal value of assets and liabilities (balance sheet liability method); deferred taxation is also determined by those entries that, though not allocated in the balance sheet, can produce potential future tax credits (for instance fiscal losses, reportable for tax purposes).

According to the aforementioned principle, prepaid taxes must be recorded in the financial statements even if they exceed deferred tax liabilities.

To record prepaid taxes, the following are taken into consideration:

· for fiscal losses, the time span covered by corporate plans proving with reasonable certainty the expectation of future income able to absorb the fiscal benefit recorded in the financial statements;

· for reserves for risks and charges, the uncertainty as to the time when they may become fiscally relevant.

Credits for prepaid taxes, determined based on the temporary differences between accounting values and fiscal values, are subsequently written down, when reasonable certainty of their recovery is lost.

Not recorded in the financial statements are taxes prepaid due to temporary differences when there is no reasonable certainty of their cancellation by a corresponding future tax benefit and deferred tax liabilities for temporary differences when the payment of future taxes is not likely.

Employees' leaving indemnity

The Italian employees' leaving indemnity (*Trattamento di Fine Rapporto*, T.F.R.) accumulated during their working time and payable immediately after cessation of their employment is computed, in accordance with civil and labour laws, according to the duration of each employee's employment, category and compensation.

The indemnity is re-evaluated annually according to cost of life increases (ISTAT index), provided by the Italian Government.

The balance sheet shows the actual debt matured to employees as of the closing date of the fiscal year.

Memorandum accounts

Memorandum accounts comprise guarantees provided directly or indirectly for an amount equal to the actual pledge, and real guarantees, for an amount equal to the balance sheet value of the pledged asset or right.

Pledges, risks and other memorandum accounts include, among others, off-balance sheet transactions represented by derivative contracts stipulated to protect the value of individual assets and/or liabilities against risks of interest rate and/or exchange rate fluctuations.

The value entered among the memorandum accounts corresponds to the notional value of existing contracts.

Derivative contracts

The accounting valuation of such contracts is consistent with the value of the assets and liabilities correlated thereto. The spreads of said transactions are reflected in the income statement.

Recording revenues, income and expenses in the income statement

Revenues and income are recorded net of returns, discounts, allowances and premiums as well as of the taxes directly connected with the sale of the products and the rendering of the services.

In particular:

- product sale revenues are recognised at the time of title transfer, which is normally identified with the delivery or shipment of the goods; sales are posted before excise duties on alcoholic beverages;
- service revenues are recognised on the basis of the rendering of the service and in accordance with the related agreements;
- *financial income and expenses are recognised on the basis of accrual time;*
- capital grants are accounted for at the time of collection or, if prior, upon receipt of the formal payment resolution. They are recorded under the "deferred income" entry of the balance sheet and credited to the income statement in proportion to the amount of the assets whereto they are referred;
- income taxes are determined in accordance with the law, applying current rates in the country where individual companies have their principal place of business, taking into account any specific tax breaks provided by the rules;
- research and development expenses: costs for development plans and studies are recognised in the income statement for the fiscal year during which they are borne;
- advertising expenses: advertising costs are recognised in the income statement for the fiscal year during which they are borne.

Transactions with the controlling company

A real estate sub-lease contract regulated at market prices is in existence with the controlling company Alicros S.r.l.. With the exception of the transfer of an apartment to Immobiliare Roma S.r.l., indirectly controlled by Alicros S.r.l., and of the transfer of a company car to Alicros S.r.l., discussed in the Directors' Report, there have been no other relationships with Alicros S.r.l. and the companies controlled thereby, other than the companies of the Campari Group.

Composition of balance sheet entries and major changes thereto

Assets
Fixed assets
Intangible fixed assets

	December 31st, 2002	December 31st, 2002	Variation
Start up and expansion costs	51	115	(64)
Industrial patents and intellectual property rights	1,718	2,475	(757)
Concessions, license rights, trademarks and similar rights	11,654	13,128	(1,474)
Consolidation difference	437,260	152,580	284,680
Intangible assets in progress and advances to suppliers of intangible fixed assets	7	354	(347)
Other intangible fixed assets	2,550	2,271	279
Total	**453,240**	**170,923**	**282,317**

The following variations occurred during the fiscal year:

	Start up and expansion costs	Industrial patents and intellectual property rights	Concessions, license rights, trademarks and similar rights	Consolidation difference	Intangible assets in progress and advances to suppliers of intangible fixed assets	Other intangible fixed assets	Total
Initial value	1,371	6,108	21,977	186,858	354	7,689	224,357
Depreciation reserve	(1,256)	(3,633)	(8,849)	(34,278)	0	(5,418)	(53,434)
Initial balance	**115**	**2,475**	**13,128**	**152,580**	**354**	**2,271**	**170,923**
Perimeter variation	88	108	1,023	311,049	0	801	313,069
Investments	0	611	0	0	7	1,387	2,005
Write-downs	0	(540)	(549)	0	0	(211)	(1,300)
Depreciation	(118)	(1,001)	(1,396)	(26,370)	0	(2,037)	(30,924)
Reclassifications	0	699	0	0	(354)	433	778
Exchange rate differences and other variations	(34)	(634)	(552)	1	0	(94)	(1,311)
Final balance	**51**	**1,718**	**11,654**	**437,260**	**7**	**2,550**	**453,240**
Final value	1,432	4,401	22,962	497,908	7	9,833	536,543
Final depreciation reserve	(1,381)	(2,683)	(11,308)	(60,648)	0	(7,283)	(83,303)

The above table separately shows the most significant variations recorded during the year as a result of the acquisitions of Skyy Spirits, LLC and Zedda Piras Group, as extensively discussed in the Directors' Report.

In particular, the entry "concessions, license rights, trademarks and similar rights" shows license costs borne by Skyy Spirits, LLC for the distribution of various Scotch Whiskies in the United States.
The entry "consolidation difference" shows the higher price paid in relation to the accounting equity of the acquired companies, which could not posted in specific asset or liability entries of the controlled companies' balance sheet.
Therefore, it comprises the effects of the consolidation of Skyy Spirits, LLC for € 251.3 million and of the Zedda Piras Group for € 59.8 million; both values are subject to 20-year depreciation. This period is considered congruous in view of the importance of the trademarks and rights contributed by the acquired companies.
The breakdown of the year-end residual values of the brands and of the consolidated differences, by acquisition, is as follows:

	December 31st, 2002		December 31st, 2001	
	Concessions, license rights trademarks and similar rights	Consolidation difference	Concessions, license rights, trademarks and similar rights	Consolidation difference
Former Bols brands	2,427	7,563	2,839	10,514
Ouzo 12	7,912	9,531	8,428	10,125
Cinzano	823	54,868	874	58,280
Brazilian acquisition	0	69,801	984	73,661
Skyy Spirits, LLC	465	238,703	0	0
Zedda Piras S.p.A. and Sella & Mosca S.p.A.	27	56,794	0	0
Others	0	0	3	0
Total	11,654	437,260	13,128	152,580

Among the year's investments are software investments in the entry "industrial patent rights, use of intellectual property" and, in the entry "other intangible fixed assets", other incremental software expenses by the Parent Company and the Italian affiliates, for the development of specific project on the SAP R/3 system.
In regard to the adoption of SAP R/3 by Campari do Brasil Ltda. and Skyy Spirits, LLC, some software deemed not to have future usefulness as a result of this investment were written down and included in the entry "Licenses and other fixed assets".
The write-down resulting at the entry "industrial patent rights, use of intellectual property" instead relates to the write-down, by Campari do Brasil Ltda., of brands whose future usefulness was revised.

Tangible fixed assets

	December 31st, 2002	December 31st, 2001	Variation
Land and buildings	51,763	46,756	5,007
Plant and machinery	37,021	29,020	8,001
Industrial and commercial equipment	7,246	5,956	1,290
Other tangible fixed assets	4,221	4,673	(452)
Fixed assets under construction and advances to suppliers of tangible fixed assets	43,987	4,599	39,388
Total	144,238	91,004	53,234

Relevant changes occurred during the fiscal year are as follows:

	Land and buildings	Plant and machinery	Industrial and commercial equipment	Other tangible fixed assets	Fixed assets under construction and advances to suppliers of tangible fixed assets	Total
Initial value	83,336	113,955	35,944	17,207	4,599	255,041
Initial depreciation reserve	(36,580)	(84,935)	(29,988)	(12,534)	0	(164,037)
Initial balance	**46,756**	**29,020**	**5,956**	**4,673**	**4,599**	**91,004**
Perimeter effect	9,959	7,193	1,006	1,077	3,370	22,605
Investments	1,120	8,242	3,369	1,575	41,885	56,191
Dismissals	(1,899)	(143)	(442)	(206)	0	(2,690)
Depreciation	(2,666)	(7,105)	(2,682)	(1,913)	0	(14,366)
Reclassifications from fixed assets in progress	1,022	3,027	59	60	(4,948)	(780)
Exchange rate differences and other variations	(2,529)	(3,213)	(20)	(1,045)	(919)	(7,726)
Final balance	**51,763**	**37,021**	**7,246**	**4,221**	**43,987**	**144,238**
Final value	90,407	131,408	38,996	17,648	43,987	322,446
Final depreciation reserve	(38,644)	(94,387)	(31,750)	(13,427)	0	(178,208)

The increase in tangible fixed assets by effect of the consolidation perimeter variation, amounting to € 22.6 million, is due for € 22.0 million to the acquisition of the Zedda Piras group, for € 1.0 million to the acquisition of Skyy Spirits, LLC, and includes a reduction of € 0.4 million due to the effect of the de-consolidation of Immobiliare Vassilli 1981 S.r.l., sold during the period.
The most significant investments during the year were those for the partial construction of the new plant in Novi Ligure by Campari-Crodo S.p.A., within the scope of the Group's general industrial restructuring plan, commented in the Directors' Report.
At year end, the total value posted among fixed assets in progress for land, construction works, expenses connected thereto, equipment and machinery amounts to € 34.5 million, almost entirely realised in 2002.
The total planned investment is about € 50 million.
Land and building investments are largely due to the construction, by Campari-Crodo S.p.A., of two buildings destined to the new waste water treatment systems and to renovation work on buildings.
Campari-Crodo S.p.A. also made investments in its three plants, to obtain new equipment and machinery or to upgrade and enhance existing ones.

In the Crodo plant, these investments amount to € 2.4 million, destined to machinery in the aperitif line and wastewater treatment and space ventilation systems; investments on the Sulmona plant amounted to € 5.9 million, related to the launch of Campari Mixx, the transformation of the CampariSoda line from VAR (reusable bottles) to VAP (disposable bottles), to the waste water treatment plant, to the enhancement of existing facilities and to their environmental and safety upgrade; in the Termoli plant, investments amounted to € 2.2 million, mainly on systems dedicated to the liquor line.
In regard to investments in machinery and plant for production, moreover, the Parent Group made investments in the Sesto San Giovanni plant on the CampariSoda line, in the liquor department and on generic facilities for € 1 million while Sella & Mosca S.p.A. invested € 1.7 million for industrial plant and machinery and farm equipment.
Investments in industrial and commercial equipment pertain almost exclusively to the purchase of packages to be reused by Campari Italia S.p.A.

The "Other goods" entry refers almost exclusively to the purchase of electronic machines by the Group's companies.
The "Fixed assets in progress and advance payments" entry shows, at year end, the amount relating to the Novi Ligure plant as well as investments made by Campari-Crodo S.p.A. in its three plants for machinery and equipment, by Sella & Mosca S.p.A. for vineyard equipment and by Skyy Spirits, LLC for plant and equipment relating to a contract with Brown Forman Corp., described in greater detail in the Memorandum Accounts section.
The disposals of land and buildings refer to the sale of two buildings by Campari Schweiz A.G. and Sovinac S.A. and to the sale of several real estate properties by the Parent Company and by Campari-Crodo S.p.A.
These sales generated total capital gains of € 5.6 million, recorded in the income statement among extraordinary revenues.
Exchange rate differences and other movements in the period, entailing a reduction of € 7.7 million to the tangible assets balance, were generated almost exclusively by the conversion differences due to the devaluation of the Brazilian currency against the Group's currency, recorded during the year.
As of December 31st, 2002, the entry "land and buildings" includes the amount of € 4.9 million pertaining to leased assets; residual debt as of the same date, amounting to € 13.3 million, is recorded in the "payables due to banks" entry.
Total write-downs on tangible fixed assets existing at the end of the period is € 9.5 million, net of amortisation.
The increase over last year is due to the inclusion of the acquired companies Zedda Piras S.p.A. and Sella & Mosca S.p.A.
The breakdown is as follows:

	Land and buildings	Plant and machinery	Other tangible fixed assets	Total
Law n. 576 December 12th, 1975	89	252	0	341
Law n. 72 March 19th, 1983	671	2,728	109	3,508
Law n. 413 December 30th, 1991	5,634	0	0	5,634
Total	**6,394**	**2,980**	**109**	**9,483**

Financial fixed assets

	December 31st, 2002	December 31st, 2001	Variation
Equity investments			
In subsidiary companies	7,878	398	7,480
In associated companies	621	532	89
In other companies	175	17,832	(17,657)
Receivables from other companies:			
within 12 months	*246*	*337*	*(91)*
after 12 months	*2,018*	*2,299*	*(281)*
Other securities after 12 months	454	454	0
Own shares	31,000	31,000	0
Total	**42,392**	**52,852**	**(10,460)**

The following changes took place during the fiscal year:

	Equity investments in subsidiary companies	Equity investments in associated companies	Equity investments in other companies	Receivables from other companies due within 12 months	Receivables from other companies after 12 months	Other securities	Own shares
Balance as of December 31st, 2001	**398**	**532**	**17,832**	**337**	**2,299**	**454**	**31,000**
Perimeter effect	8,567	3	(17,601)	0	128	0	0
Increases	0	0	0	0	0	0	0
Revaluations / write-downs	(689)	305	0	0	0	0	0
Decreases	(398)	0	0	(91)	(409)	0	0
Other changes	0	(219)	(56)	0	0	0	0
Balance as of December 31st, 2002	**7,878**	**621**	**175**	**246**	**2,018**	**454**	**31,000**

The composition of financial fixed assets as of December 31st, 2002 is as follows:

	Equity investments in subsidiary companies	Equity investments in associated companies	Equity investments in other companies	Receivables from other companies due within 12 months	Receivables from other companies after 12 months	Other securities	Own shares
Qingdao Sella & Mosca Winery Co. Ltd	2,119	0	0	0	0	0	0
Société civile du Domaine de la Margue	5,759	0	0	0	0	0	0
MCS S.c.a.r.l.	0	261	0	0	0	0	0
International Marques V.o.f.	0	249	0	0	0	0	0
Longhi & Associati S.r.l.	0	108	0	0	0	0	0
Alghero Agroalimentare S.c.r.l.	0	3	0	0	0	0	0
Other equity investments < 10%	0	0	175	0	0	0	0
Loans to S.I.A.M. Monticchio S.p.A.	0	0	0	246	258	0	
Advanced payment of taxes for staff leaving indemnity	0	0	0	0	828	0	0
n. 454 Idreg Piemonte bonds	0	0	0	0	0	454	0
Own shares	0	0	0	0	0	0	31,000
Other items	0	0	0	0	932	0	0
	7,878	**621**	**175**	**246**	**2,018**	**454**	**31,000**

The increase in the entry "Equity investments in subsidiary companies" derives from their growth as a result of the acquisition of the Zedda Piras Group, due to the controlling interests held by Sella & Mosca S.p.A. in a commercial joint venture in China, Qingdao Sella & Mosca Winery Co. Ltd, and in a French company, Société civile du Domaine de la Margue. These companies, excluded from the consolidation areas because of the difficulty in obtaining all detailed information needed for their inclusion with the integral consolidation method, were evaluated according to the equity method, in accordance with the provisions of accounting principle no. 17 on consolidated balance sheets.
Therefore, the difference between the value of the aforesaid interests with the corresponding equity share as of the acquisition date was added to the consolidation difference, whereas the loss for 2002, amounting to € 0.7 million, was posted among the write-downs for the year.

The decreases in equity investments in subsidiary companies refer to the interest in Campari Management S.A.M, whose liquidation was completed during the first half of 2002.
Interests in other companies are reduced by € 17.6 million as a result of the full consolidation, starting from 2002, of Skyy Spirits, LLC whereof the Group, which previously held a minority interest, acquired the controlling share.
Own stock, amounting to € 31 million, refer to 1,000,000 of common stock, or about 3.4% of share capital, for a total par value of € 1 million, acquired during the previous year to service the stock option plan.

Current assets
Inventories

	December 31st, 2002	December 31st, 2001	Variation
Raw, ancillary and consumable materials	26,482	17,240	9,242
Work in progress and semi-finished products	21,801	22,285	(484)
Finished products and goods for resale	46,577	24,843	21,734
Total	**94,860**	**64,368**	**30,492**

In the financial statements of Italian companies and of some foreign companies, inventories were evaluated with the LIFO method.
The greater value due to the adoption of the average cost method in the consolidated balance sheet is € 2.4 million.
The inventory increase relative to December 31st, 2001 is due, for € 25.4 million, to the perimeter variation deriving from the acquisitions completed during the year; in particular, the raw materials inventories of Skyy Spirits, LLC at the time of the acquisition amounted to € 3.9 million, whilst those of Zedda Piras S.p.A. and Sella & Mosca S.p.A. amounted to € 6,2 million.
Similarly, the impact on the initial inventories of finished products is € 11.6 million for Skyy Spirits,LLC and € 3.7 million for Zedda Piras S.p.A. and Sella & Mosca S.p.A.
Moreover, negative effects of about € 15.6 million were also recorded during the year. These result from the impact of the appreciation of the € against the Brazilian currency and, albeit to a lesser extent, to the US currency as well.
In addition to the above variations, there was a generalised increase in stocks, exceeding growth in the Group's sales, also in relation to the agreement for the distribution of the 1800 Tequila in the United States, signed by Skyy Spirits, LLC, whose sales had an impact on the Group's sales only during the final quarter of the year.
The above values are net of the inventory write-down reserve which, as of December 31st, 2002, amounts to € 1 million (€ 1.2 million as of December 31st, 2001).

Receivables

	December 31st, 2002	December 31st, 2001	Variation
Due from customers – within 12 months	145,429	119,509	25,920
Due from customers – after 12 months	43	93	(50)
Due from associated companies – within 12 months	6,337	2500	3,837
Other receivables due – within 12 months	39,456	25,948	13,508
Other receivables due – after 12 months	1,024	674	350
Total	**192,289**	**148,724**	**43,565**

Receivables from customers

Receivables from customers record on one hand the effect of variations in the consolidation area, which led to a € 35.0 million increase in the initial balances, and on the other hand the negative effect of the devaluation of the Brazilian and US currency against the €, amounting to about € 14.5 million.

These receivables, deriving from normal sales operations, are net of the reserve for bad debts amounting to € 5.2 million, which underwent the following changes:

Balance as of December 31st, 2001	4,067
Utilisation	(466)
Reserves	787
Perimeter variation	809
Other changes	20
Balance as of December 31st, 2002	**5,217**

Receivables from associated companies

The increase in receivables from associated companies is linked the Group's participation in the Fior Brands, Ltd. joint venture in the United Kingdom., which owes the Group commercial receivables for € 1.9 million and financial receivables for € 1.6 million.

The latter relate to a GBP 1.0 million loan provided by Campari Finance Teoranta at market conditions with an interest rate linked to the GBP LIBOR.

Other receivables

As of December 31st, 2002, the balance of "Other receivables" comprises:

	December 31st, 2002	December 31st, 2001	Variation
Due from tax authorities	12,788	5,769	7,019
Deferred tax assets	10,152	6,584	3,568
Advances and other receivables from suppliers	9,578	7,776	1,802
Receivables for sundry sales	1,800	3,475	(1,675)
Due from agents and distribution centres (net of the provisions for bad debts of € 2,576 thousand)	1,599	1,147	452
Others	3,539	1,197	2,342
Other receivables due within the year	**39,456**	**25,948**	**13,508**
Other receivables due after the year	**1,024**	**674**	**350**
Total other receivables	**40,480**	**26,622**	**13,858**

The higher amount due from tax authorities as of December 31st, 2002 compared to December 31st, 2001 derive for € 2.8 million credit for VAT posted by the Parent Company and referred to the Group's Italian companies, whereas on December 31st, 2001 this entry had been negative for € 1.9 million; changes are due to the calculation method used for advance payments, based on historical parameters.

Moreover, the same entry also includes, for € 3.5 million, Campari-Crodo S.p.A. receivables from tax authorities for direct taxes, by effect of the Tremonti bis tax break on investments made during the year and only partially considered at the time the advance payments were made.

Receivables for prepaid taxes refer to the posting, by the Group's companies, of taxed reserves, such as inventory write-down reserves, provisions for bad debts and liability reserves, expenses with partially deferred deductibility, such as entertainment or maintenance expenses and to costs that are deductible according to specific tax provisions. The increase over last year is due to the funds destined by the Group's Italian companies for the plan to close the Sesto San Giovanni and Termoli plants and move their operations, commented in the Directors' Report.
The break down of the entry is as follows:

	December 31st, 2002	December 31st, 2001	Variation
Deferred tax assets on:			
– taxed reserves	8,768	5,399	3,369
– expenses with partially deferred deductibility	755	576	179
– deductible costs based on specific tax provisions	48	371	(323)
– others	581	238	343
Total deferred tax assets	**10,152**	**6,584**	**3,568**

The other receivables entry increased at year end due to the positive differences deriving from the conversion of exchange risk hedging transactions on commercial payables and receivables.

Financial assets not held as fixed assets and liquid funds

	December 31st, 2002	December 31st, 2001	Variation
Marketable securities	4,235	46,370	(42,135)
Liquid funds:			
bank and postal deposits	103,441	177,756	(74,315)
checks, cash and liquidity	39	10	29
Total liquid funds	**103,480**	**177,766**	**(74,286)**
Total marketable securities and liquid funds	**107,715**	**224,136**	**(116,421)**

Marketable securities are represented by SICAV and by securities held by companies belonging to the Group.

Conciliation between the Group's liquid funds and consolidated net financial position

	December 31st, 2002	December 31st, 2001	Variation
Liquid funds	103,480	177,766	(74,286)
Payables to banks – within 12 months	(122,131)	(114,072)	(8,059)
Payables to banks – after 12 months	(16,284)	(13,455)	(2,829)
Other payables – after 12 months	(164,741)	0	(164,741)
Accrued interests relating to the private placement	(3,349)	0	(3,349)
	(203,025)	**50,239**	**(253,264)**
Marketable securities	4,235	46,370	(42,135)
Net financial position	**(198,790)**	**96,609**	**(295,399)**

The Directors' Report provides a comment on the Group's increased financial debt during the period and an analysis of its breakdown.

Accrued income and prepaid expenses

	December 31st, 2002	December 31st, 2001	Variation
Accrued income			
– receivable interest	26	330	(304)
– interest on derivative instruments	1,483	0	1,483
– other accrued income	23	104	(81)
Total accrued income	**1,532**	**434**	**1,098**
Prepaid expenses			
– insurance premiums	284	52	232
– rental payments	22	41	(19)
– other prepaid expenses	1,116	457	659
Total prepaid expenses	**1,422**	**550**	**872**
Total accrued income and prepaid expenses	**2,954**	**984**	**1,970**

The increase in accrued income from 2001 is due for € 1.5 million to interest accrued on derivative financial instruments activated in connection with the issue of senior guaranteed notes on the US market by Redfire, Inc., discussed in greater detail in the "Other suppliers of finance" section.
The other prepaid expenses at the end of 2002 include € 0.7 million in costs borne by Redfire Inc. in connection with the issue of the above securities, which are amortised over the duration of the loan.

Liabilities and shareholders' equity
Shareholders' equity

Changes to consolidated shareholders' equity

	Balance as of December 31st 2001	Dividends	Transfers	Exchange rate differences and other movements	Income for the fiscal year	Balance as of December 31st 2002
Share capital	29,040	0	0	0	0	29,040
Legal reserve	5,808	0	0	0	0	5,808
Reserve for own shares	31,000	0	0	0	0	31,000
Other reserves:						
– Extraordinary reserve	7,982	0	0	0	0	7,982
– Suspended tax reserve	3,041	0	0	0	0	3,041
– Merger residual	5,687	0	0	0	0	5,687
– Consolidation reserve	155,516	0	31,689	(994)	0	186,211
– Reserve for financial statement conversion into foreign currency	5,496	0	0	(12,431)	0	(6,935)
Income (loss) carried forward	123,361	0	7,042	0	0	130,403
Income (loss) for the fiscal year	63,406	(24,675)	(38,731)	0	86,669	86,669
Total Group share of Shareholders' Equity	430,337	(24,675)	0	(13,425)	86,669	478,906
Minority share capital and reserves	2,306	0	(9)	(8,153)	0	(5,856)
Minority income (loss)	(9)	0	9	0	15,840	15,840
Total Minority interest share of Shareholders' equity	2,297	0	0	(8,153)	15,840	9,984
Total Shareholders' equity	432,634	(24,675)	0	(21,578)	102,509	488,890

Net income for the previous year was distributed to Parent Company shareholders as a dividend for € 24.7 million.
As of December 31st, 2002 the share capital comprises 29,040,000 ordinary shares with a nominal value of € 1 each.
The change to the reserve for financial statement conversion into foreign currency refers to exchange rate differences on subsidiaries' initial shareholders' equity, resulting mainly from the oscillations of the Brazilian currency and of the US Dollar, as well as the difference resulting from the different exchange rates used to convert the balance sheet and income statement for the period.
The reserve further decreased during the period as a result of the merger of Campari Holding S.A. into Campari Schweiz A.G., accomplished through a reduction in the share capital of Campari Holding S.A. and its corresponding reimbursement to the controlling shareholder Davide Campari-Milano S.p.A.
Said reimbursement generated an exchange rate difference of € 5.4 million in the Parent Company's favour, deriving from the difference between the original exchange rate at the time the capital was paid in and the exchange rate for the reimbursement transaction.
At the consolidated level, this difference was already included in the conversion reserves as of December 31st, 2001, for the part of exchange rate differences that in the past had been deferred at the closing of each fiscal year.
However, by effect of the Group's exit from the company in question, said difference was realised during the period and consequently recorded as a revenue in the income statement as provided by IAS no. 21.

Reconciliation with Parent Company equity and income

	December 31st, 2002		December 31st, 2001	
	Equity	**Income for the fiscal year**	**Equity**	**Income for the fiscal year**
Parent Company's financial statements	348,590	134,270	238,995	32,411
Difference between consolidated subsidiaries value and Corresponding shareholders' equity	153,554	74,756	213,335	107,789
Elimination of dividends distributed by consolidated companies	0	(120,885)	0	(76,325)
Elimination of intra-group income net of tax effect	(22,293)	(1,808)	(19,457)	(310)
Evaluation criteria alignment	(945)	336	(2,536)	(159)
Consolidated financial statements	478,906	86,669	430,337	63,406

Third parties' shareholders equity

The changes occurred to third party shareholders' interests relative to the financial statements as December 31st, 2001 are as follows:

% third party owned	**December 31st, 2002**	**December 31st, 2002**
O-Dodeca B.V.	25.00%	25.00%
Skyy Spirits, LLC	41.10%	-
Sella & Mosca S.p.A.	22.38%	-

In particular, the changes occurred to third parties' equity after December 31st, 2001 can be summarized as follows:

	Balance as of December 31st, 2001	Perimeter variation	Dividends (*)	Transfers	Exchange rate and other changes	Income for the period	Balance as of December 31st, 2002
Capital and reserves	2,306	18,876	(26,867)	(9)	(162)	0	(5,856)
Income (loss)	(9)	0	0	9	0	15,840	15,840
Total equity	2,297	18,876	(26,867)		(162)	15,840	9,984

(*) includes advances on distributed dividends on 2002 income

Reserve for risks and charges

	December 31st, 2002	December 31st, 2001	Variation
Leaving indemnities, pension funds and the like	2,669	2,035	634
Tax reserves			
– tax reserves	2,791	20,093	(17,302)
– deferred tax reserves	9,566	6,072	3,494
Other reserves			
– industrial restructuring charges	10,000	0	10,000
– risks to agents	2,290	2,786	(496)
– others	2,367	3,177	(810)
Total other reserves	14,657	5,963	8,694
Total reserves for risks and charges	29,683	34,163	(4,480)

Tax reserves decreased by effect of the Parent Company's and Campari-Crodo S.p.A.'s adherence to the measures approved with the 2003 Budget in regard to the settlement of pending litigation and tax amnesties.
In particular, the estimated total cost of the settlement of pending litigation and of the tax amnesty entered in the consolidated financial statement, to offset tax payables, amounts to € 2.0 million, whereof € 1.9 are the Parent Company's.
Adherence to the measures thus nullifies the reasons that had led the two companies to post tax reserves for a total of € 17.9 million in view of tax proceedings described in the explanatory notes of the previous financial statements. Said reserves, whereof € 17.0 million refer to the Parent Company, were consequently written off, generating a contingent asset equal to the difference between the reserves and the cost of participating in the amnesty.
The Parent Company, also based on legal counsel, decided not to settle pending litigation as per article 16 of Law 289/2002 for the controversy relating from the 1994 IRPEG / ILOR Audit, reversed with the decision of Section I of the C.T.P. of Milan and subsequently appealed by the Revenue Agency on August 29th, 2002 (especially because the audit stemmed from a ministerial resolution with an interpretation of the internal rule which the European Commission has found to be in contrast with Directive 90/434/CEE).

The other changes in the reserves are due to provisions made by the Brazilian subsidiary in view of ongoing tax audits.

The deferred tax reserve is the balance of the deferred taxes set aside with reference to tax entries present in the financial statements of individual companies in the Group, essentially referred to prepaid depreciation and to capital gains deferrals, and of the deferred and prepaid taxes relating to consolidation entries.
The breakdown of the balance is as follows:

	December 31st, 2002	December 31st, 2001	Variation
Deferred taxes, Parent Company	795	1,292	(497)
Deferred taxes, subsidiaries	8,055	2,363	5,692
Net balance of consolidation entries	716	2,417	(1,701)
Total	**9,566**	**6,072**	**3,494**

The other reserves entry, up significantly since December 31st, 2001, includes provisions made during the period by the Parent Company and by Campari-Crodo S.p.A. in view of restructuring charges connected with the reorganisation of the Group's production sites and the transfer of some activities to the new plant in Novi Ligure, currently under construction.
The total amount of restructuring charges set provided for these reorganisation operations is € 10.0 million before tax effects.

Employees' leaving indemnity

Changes to the employee's leaving indemnity reserve since December 31st, 2001 is shown below.
The perimeter variation relates to the initial balance of this reserve for the newly consolidated Italian companies Zedda Piras S.p.A. and Sella & Mosca S.p.A..

Initial balance as of December 31st, 2001	**10,854**
Perimeter variation	1,724
Provision for the period	1,678
Utilisation during the period and advances to employees	(1,119)
Final balance as of December 31st, 2002	**13,137**

Payables

	December 31st, 2002	December 31st, 2001	Variation
Banks – within 12 months	122,131	114,072	8,059
Banks – after 12 months	16,284	13,455	2,829
Other suppliers of finance – after 12 months	164,741	1,209	163,532
Advance payments received – within 12 months	295	392	(97)
Suppliers – within 12 months	136,942	89,070	47,872
Associated companies – within 12 months	1,216	1,488	(272)
Controlling companies – within 12 months	2	0	2
Tax authorities – within 12 months	21,343	22,540	(1,197)
Tax authorities – after 12 months	2,352	4,704	(2,352)
Social security institutions – within 12 months	4,405	2,693	1,712
Other payables – within 12 months	29,408	24,168	5,240
Total	**499,119**	**273,791**	**225,328**

Payables to banks and other sources of finance

The break down and expiration of payables to banks and other sources of finance as of December 31st, 2002 are as follows:

	within 12 months	after 12 months	whereof after 5 years	Total
Payables to banks				
– short term loans	120,107	4,923	709	125,030
– Credemleasing S.p.A. for real estate lease	2,024	11,361	0	13,385
Total payables to banks	**122,131**	**16,284**	**709**	**138,415**
Payables to other sources of finance				
– private placement	0	163,116	143,607	163,116
– other loans	0	1,625	1,344	1,625
Total payables to other sources of finance	**0**	**164,741**	**144,951**	**164,741**

The short-term debt to banks and it is mainly due to the credit lines opened by the Parent Company for the acquisitions made during the year.

It also includes the short term debt to banks of Zedda Piras S.p.A. and Sella & Mosca S.p.A., as well as the expiring part of medium – long term loans received by both companies.

These loans, whose residual debt as of December 31st, 2002 amounts to € 6.4 million, are supported by mortgages on land and buildings and by liens on machinery and plant.

Payables due to represent the principal portion of the instalments outstanding on a nine-year real estate lease, expiring February 20th, 2006, on the building occupied by the head offices of the Parent Company and of certain subsidiary companies in Milan, recorded as a capital lease.

The remaining lease instalments are due as follows:

Year	Amount
2003	2,024
2004	2,185
2005	2,410
2006	6,766
Total	**13,385**

The private placement entry, among payables to other sources of finance, refers to the issue of senior guaranteed notes by Redfire Inc. on the US market, guaranteed by the Parent Company, to finance the acquisition of the controlling share of Skyy Spirits, LLC.

The placement, whose structure has been extensively described in the Directors' Report, took place in July 2002; redemption of capital shares pertaining to the first tranche of the loan is to start in July 2005.

Interests accrued in the year ending as of December 31st, 2002, amounting to € 4.8 million, were fully posted among accrued expenses, since they are paid every six months starting in January 2003.

Along with these charges, € 1.5 million in interests are posted among the accrued income; they derive from a swap transaction, carried out on the described loan and described in the Directors' Notes, which allowed to lower the average cost of the loan.

The other payables to other sources of finance relate to a loan contract between Campari-Crodo S.p.A. and the Ministry of Industry, Trade and Crafts, due to be repaid in 10 yearly instalments starting on February 15th, 2006.

Payables to suppliers

Payables due to suppliers increased by effect of the development of the Group's activities and of the higher costs deriving thereby, also linked to promotional and advertising activities.

As of December 31st, 2002, the entry also includes the payables of Campari Crodo S.p.A. for the construction of the new plant in Novi Ligure.

Payables due to tax authorities

Payables due to tax authorities within 12 months relate to taxes payable by individual Group companies in the respective countries and comprise the following:

	December 31st, 2002	December 31st, 2001	Variation
Income tax	5,509	5,850	(341)
Value added tax	1,785	5,886	(4,101)
Taxes on alcohol production	8,174	7,097	1,077
Withholding and other sundry taxes	5,875	3,707	2,168
Total	**21,343**	**22,540**	**(1,197)**

Income tax payable is shown net of advance payments of tax and of tax withheld at source.

The reduction of the Group's VAT payables is generated on one hand by the Parent Company's year-end credits and related to the Group's Italian companies and recorded in the other payables entry (please see).

Campari do Brasil Ltda. had a considerable reduction in VAT payables by effect of the higher purchases recorded at year end than last year.

The increase in payables for excise duties over last year is due to the Group's expanded activities in the spirits sector.

Withholding and other sundry taxes include the current part, of € 2.4 million, relating to the five year payment plan for the substitute taxes generated by the sale of interests by Cinzano Investimenti and Partecipazioni S.p.A., now merged in Campari-Crodo S.p.A.

The long term part of € 2.4 million is classified in payables due to tax authorities after 12 months.
The withholding and other sundry taxes entry also includes the € 2.0 million debt relating to the settlement of pending litigation and to the tax amnesty in which the Parent Company and Campari-Crodo S.p.A. participated, as discussed above.

Other payables

Other payables, which constitute a residual entry comprising mainly deposits on packaging materials, year end bonuses to customers and payroll, increased since December 31st, 2001 by effect of the consolidation of Skyy Spirits, LLC, Sella & Mosca S.p.A. and Zedda Piras S.p.A..
The breakdown of the entry is as follows:

	December 31st, 2002	December 31st, 2001	Variation
Deposits on packaging materials	6,748	6,763	(15)
Customer bonuses	9,885	8,839	1,046
Payroll	6,193	4,412	1,781
Commissions payable	1,591	881	710
Advances from customers	130	34	96
Others	4,861	3,239	1,622
Total	**29,408**	**24,168**	**5,240**

Accrued expenses and deferred income

	December 31st, 2002	December 31st, 2001	Variation
Accrued expenses			
– interest on private placement	4,832	0	4,832
– other interest	164	49	115
– other accrued expenses	478	284	194
Total accrued expenses	**5,474**	**333**	**5,141**
Deferred income			
– deferred income for plant contributions	828	757	71
– other deferred income	557	459	98
Total deferred income	**1,385**	**1,216**	**169**
Total accrued expenses and deferred income	**6,859**	**1,549**	**5,310**

The most significant changes from the previous year pertain to accrued interest after the emission of senior guaranteed notes, discussed in detail under the section "Payables to other sources of finance".

Memorandum accounts

	December 31st, 2002	December 31st, 2001	Variation
Guarantees to third parties:			
– Government offices for excise duties	20,183	17,020	3,163
– VAT credit and EU transits	69	69	(0)
– prize contests	2,183	2,172	11
– multi-year contracts	168	486	(318)
– Campari-Crodo S.p.A. sureties for Novi Ligure investments	2,343	0	2,343
– sundry	1,049	1,834	(786)
Total guarantees to third parties	**25,995**	**21,581**	**4,414**
Pledges to third parties			
– multi-year sponsorship pledges	2,974	3,156	(182)
– pledges for deferred performance contracts	29,788	0	29,788
– other pledges	577	0	577
Total pledges to third parties	**33,339**	**3,156**	**30,183**
Risks to third parties	**0**	**234**	**(234)**
Total memorandum accounts	**59,334**	**24,971**	**34,363**

Guarantees to third parties increased mainly due to the sureties issued by Campari-Crodo S.p.A. for the construction of the new plant in Novi Ligure.

Pledges for deferred performance contracts, in pledges to third parties, include residual debt to suppliers for the construction of the plant and the purchase of the machinery.

Multi-year sponsoring pledges relate to the agreements underwritten by the subsidiary Francesco Cinzano & C.ia S.p.A. to sponsor the World Motorcycle Grand Prix.

Other pledges refer to a contract signed by Skyy Spirits, LLC with Brown Forman Corp. for the manufacture, by the latter, of SKYY brands and for joint investments in plant, machinery and equipment.

The amount recorded in the other pledges as of December 31st, 2002 refers to the year end residual part of the investment pertaining to Skyy Spirits, LLC, amounting to about US$1.1 million in all.

The part already invested during the year is recorded in fixed assets in progress as of December 31st, 2002.

Composition of income statement entries and main changes thereto

Value of production

Revenues from sales of goods and services comprise the following:

	December 31st, 2002	December 31st, 2001	Variation
Sales of the Group's principal production, net of excise duties	660,615	494,271	166,344
Excise duties	114,343	64,616	49,727
Sales of wines and musts for production	14,040	14,559	(519)
Reclassification under item A5 – production services on behalf of third parties	(6,565)	(5,758)	(807)
Others	197	559	(362)
Total	**782,630**	**568,247**	**214,383**

Sales performance and distribution by product line and geographic area are discussed in the Directors' Report.

Other income and revenues
The entry comprises the following:

	December 31st, 2002	December 31st, 2001	Variation
Advertising contributions received	16,977	7,302	9,675
Production services on behalf of third parties	6,494	5,758	736
Royalties	5,789	723	5,066
Real estate income	538	819	(281)
Sundry sales	3,198	2,487	711
Capital grants	791	196	595
Gains on disposal of fixed assets	255	341	(86)
Others	5,521	5,081	440
Total	**39,563**	**22,707**	**16,856**

The marked increase in advertising contributions is linked to the promotional and advertising activities carried out by Skyy Spirits, LLC to support third party brands.
Production services on behalf of third parties includes almost exclusively the revenues deriving from the bottling activity of Smirnoff Ice at the Sulmona plant, which has grown significantly since the second half of 2001.
Active royalties, not significant until 2001, grew strongly by effect of the royalties accrued by Skyy Spirits, LLC on sales of SKYY Blue, an RTD distributed in the United States by SABMiller.
Said royalties amount to € 5.3 million as of December 31st, 2002.

Production costs

Production costs consist of:

	December 31st, 2002	December 31st, 2001	Variation
Raw, ancillary, consumable materials and goods for resale	273,006	194,977	78,029
Services	213,581	158,153	55,428
Rental and lease charges	3,458	2,720	738
Personnel	69,022	51,044	17,978
Amortisation and depreciation			
– Amortisation of intangible fixed assets	30,924	14,515	16,409
– Depreciation of tangible fixed assets	14,366	11,310	3,056
– Other fixed asset depreciation	1,953	0	1,953
– Write-down of receivables included in current assets and liquid funds	1,052	621	431
Variation in inventories of raw, ancillary and consumable materials	(13,816)	263	(14,079)
Provision for risks	4,145	1,081	3,064
Other provisions	0	48	(48)
Other operating costs	120,442	71,883	48,559
Total	**718,133**	**506,615**	**211,518**

Costs for services

Costs for services comprise the following:

	December 31st, 2002	December 31st, 2001	Variation
Advertising and promotion costs	140,109	92,317	47,792
Transportation	19,090	19,335	(245)
Commissions	15,473	10,297	5,176
Other sundry expenses	38,909	36,204	2,705
Total	**213,581**	**158,153**	**55,428**

Advertising and promotional costs, which increased, in part, because of the new acquisitions, are thoroughly discussed in the Directors' Report.

The part of these costs included in costs for service does not include purchases of advertising materials, classified for accounting purposes amongst the costs for raw materials, consumable materials and goods for resale.

The substantial stability of transportation costs relative to last year is due to the savings achieved by the Italian companies on these costs, as well as to exchange rate effects deriving from the sizeable devaluation of the Brazilian currency.

The other sundry expenses entry, which in 2001 had included costs for consultation work related to the listing process, did not decrease at all due to the effects of the consolidation of newly acquired companies and of the costs connected with the acquisitions, mainly for legal and fiscal consultation services.

Personnel costs

Personnel costs breakdown is as follows:

	December 31st, 2002	December 31st, 2001	Variation
Wages and salaries	48,828	33,477	15,351
Social security contributions	12,020	10,031	1,989
Employees' leaving indemnity – Italy	1,678	1,435	243
Supplementary retirement pensions and agents' leaving indemnity	207	95	112
Other personnel related costs	6,289	6,006	283
Total	69,022	51,044	17,978

The increase in personnel costs during the period is mainly due to structural enlargement as a result of the acquisitions.

Other fixed asset depreciation

This entry includes the depreciation of intangible fixed assets, such as software and trademarks, posted as of December 31st, 2002 by Campari do Brasil Ltda. and Skyy Spirits, LLC and discussed in the corresponding paragraph of this explanatory note.

Amortization

Amortization rates, composition and movements by fixed asset category are discussed above. The table below shows the amortization of trademarks and consolidation differences deriving from individual acquisitions:

	December 31st, 2002	December 31st, 2001	Variation
Former Bols brands	3,386	3,385	1
Cinzano	3,463	3,432	31
Ouzo 12	1,089	1,089	0
Brazilian acquisition	3,860	3,538	322
Skyy Spirits, LLC	12,973	0	12,973
Zedda Piras S.p.A. and Sella & Mosca S.p.A.	2,995	0	2,995
Total	27,766	11,445	16,321

Please see the comments on intangible fixed assets for more details on the consolidation differences deriving from the acquisitions completed during the year.

Provision for risks

Provisions for risks, amounting to € 4.1 million as of December 31st, 2002, include provisions by Campari Italia S.p.A. to the agent risk reserve for € 0.7 million, provisions to several risk reserves by Campari do Brasil Ltda. for € 1.7 million and other provisions made by the Italian companies for € 1.7 million.

Thereof, € 0.6 million refer to real estate disputes, € 0.3 million to interest recorded by the Italian companies in compliance with Law Decree 231 of October 9th, 2002, € 0.5 million refer to provisions by Campari Italia S.p.A. to a sundry risk reserve posted to include year-end bonuses to be paid to customers, in accordance with current contracts, whose amount was defined based on transactions completed in the early months of 2003, as well as corrections to sales due to omitted discounts, price differences, returned items on sales invoiced in 2002, whose amount and emergence cannot be determined in a certain and objective way, as of the time of closing of these financial statements.

The residual amount of € 0.3 refers to sundry provisions.

Other operating expenses
These comprise the following:

	December 31st, 2002	December 31st, 2001	Variation
Excise duties and other taxes on alcohol	114,028	64,755	49,273
Capital losses from the disposal of fixed assets	470	27	443
Indirect taxes and duties	1,592	693	899
Other expenses	4,352	6,408	(2,056)
Total	**120,442**	**71,883**	**48,559**

Financial income and expenses

	December 31st, 2002	December 31st, 2001	Variation
Income from investments			
– in associated companies	0	127	(127)
– in other companies	0	5	(5)
Other financial income from receivables included in fixed assets	29	760	(731)
Other financial income from marketable securities included in current assets	2,827	1,499	1,328
Sundry financial income:			
– from associated companies	9	0	9
– from other companies	11,796	10,826	970
Interest and other financial charges from other companies	(17,174)	(13,936)	(3,238)
Total	**(2,513)**	**(719)**	**(1,794)**

Sundry financial income from other companies, net of positive exchange rate differences for € 7.0 million, is sharply down from 2001, when exchange rate differences were € 2.9 million, by effect of the increase in the Group's financial debt deriving from the acquisitions carried out at the start of the year.
The positive exchange rate differences, almost entirely realised, refer for € 2.5 million to the closing of the credit lines in US$ opened last year by the Parent Company.
In particular, the appreciation of the € against the US currency in 2002 allowed to close these position at an exchange rate that was very close to the rate at the time they were opened, thereby allowing to recoup the unrealised loss already posted at the end of last year.
These revenues also include interest due to banks for € 2.5 million, accrued interest on derivative contracts for € 1.6 million and interest due by customers for € 0.7 million.
The Group's greater net financial debt generated higher interest which therefore, net of negative exchange rate differences for € 4.1 million, were up sharply over the previous year, when these differences amounted to € 5.1 million, mainly due to the US$ loan discussed above.
In particular, they include interests payable to banks for € 6.7 million, whereof € 0.6 million relate to lease contracts, interest on debt to other sources of finance for € 5.3 million deriving from the private placement operation commented at the corresponding entry of the balance sheet and other financial expenses for € 1.1 million.

Adjustments to the value of financial assets

	December 31st, 2002	December 31st, 2001	Variation
Revaluations of investments	305	2,770	(2,465)
Write-downs of investments	(689)	(1,872)	1,183
Total	**(384)**	**898**	**(1,282)**

Adjustments to the value of financial assets, which in 2001 essentially derived from the adjustments to the shareholders' equity of the value of the equity investments in Skyy Spirits, LLC, now include the changes deriving from the comparison between the value of the equity investments of non consolidated subsidiary companies and associated companies with their corresponding equity.
In particular, the devaluation entries refer to the losses during the fiscal year reported by Qingdao Sella & Mosca Winery Co. Ltd. for € 0.3 million and Société civile du Domaine de la Margue for € 0.4 million.
Revaluations instead refer to associated companies.

Extraordinary income and expenses

	December 31st, 2002	December 31st, 2001	Variation
Gains on disposals	5,676	4,266	1,410
Other income	25,563	7,801	17,762
Losses on disposals	(10)	(1)	(9)
Other expenses	(12,732)	(1,949)	(10,783)
Change in accounting criteria	0	(1,119)	1,119
Prior year taxes	(23)	(285)	262
Total	**18,474**	**8,713**	**9,761**

Gains on disposals refer for € 3.3 to the sale of a building by Campari Schweiz A.G. during the first half of the year, for € 1.1 million to the sale by Sovinac S.A. of the building it owned, for € 0.5 million to the effects of the sale and de-consolidation of Immobiliare Vassilli S.r.l. and for € 0.8 million to the sale of civil real estate properties by the Parent Company and by Campari-Crodo S.p.A.
Other income include for € 15.9 million the contingent assets deriving from the freeing of the tax reserves by the Parent Company, amounting to € 15.1 million, and by Campari-Crodo S.p.A. as a result of the settlement of pending litigation and of the tax amnesty per law 289/2002, commented above.
They also include an amount of € 5.4 million posted by the Parent Company and deriving from the share capital reduction by Campari Holding S.A., which subsequently was merged in Campari Schweiz A.G., as discussed in detail in the Equity section.
Other expenses include mainly provisions for a total of € 10 million by the Parent Company and Campari-Crodo S.p.A. in view of the corporate restructuring process announced by the Group during the first half of the year, which provides for the construction of a new plant in Novi Ligure and the transfer of some production lines from the Sesto San Giovanni and Termoli plants.

Income taxes for the period

Income before taxes and income taxes for the year comprise the following:

	December 31st, 2002	December 31st, 2001	Variation
Income before taxes	123,403	95,505	27,898
Income taxes for the period:			
– current taxes	27,116	26,639	477
– deferred taxes	(6,222)	5,469	(11,691)
Total income taxes	**20,894**	**32,108**	**(11,214)**

The lower incidence of income taxes that emerges from the above comparison between total taxes for the year and the income before taxes is the result of several components.

From the above income before taxes should first of all be removed, in 2002, third parties' share of the income of Skyy Spirits LLC; since, as shown in the next section, Income for the period attributable to minority interests, no tax is computed on this part of the income.

Moreover, also in 2002, income before taxes includes the contingent assets deriving from the write-off of the tax reserves and the non-deductible costs of the settlement of pending litigation and of the tax amnesties used by the Parent Company and Campari-Crodo S.p.A., which have no relevance for tax purposes.

In addition to the above factors, a lighter tax burden relative to the previous year derived from the Dual Income Tax and Tremonti bis tax breaks; the former benefited mainly the Parent Company also due to the smaller rate allowed newly listed companies, whilst Campari-Crodo S.p.A. attained a lighter tax burden by effect of the investments made during the period and relating to the construction of the new plant in Novi Ligure.

Income for the period attributable to minority interests

With respect to 2001, the income for the period attributable to minority interests as of December 31st, 2002 includes the share held by the minority shareholders of Skyy Spirits, LLC, corresponding to 41.1% of the company's equity, as well as the minority interest in Sella & Mosca S.p.A., amounting to 22.38% of the company's equity.

It is specified that the minority share of Skyy Spirits, LLC is before taxes, since Skyy Spirits, LLC is a Limited Liability Company, hence not subject to state or federal taxes with the exception of the minimum taxes prescribed by some State.

Each shareholder is directly responsible for income and losses deriving from the interest in the company and pays all taxes due.

Other information

Results by business segment

Results are commented in the Directors' report.

Personnel data

The average number of employees of the companies included in the consolidation is as follows:

By category	December 31st, 2002	December 31st, 2001	Variation
Managers	63	56	7
White collars	713	580	133
Blue collars	570	504	66
Total	**1,346**	1,140	206

By geographic area	December 31st, 2002	December 31st, 2001	Variation
Italy	709	622	87
Other countries	637	518	119
Total	**1,346**	**1,140**	**206**

The increase in the Group's workforce, in Italy and abroad, is directly related to the change in the consolidation perimeter as a result of the acquisitions completed during the year.

Compensation to Directors and Statutory Auditors

The total compensation due to the Directors and Statutory Auditors of the Parent Company for the performance of their duties in the Parent Company and in other consolidated companies is set out below, along with total compensation paid to them, for any reason and in any form, by the Parent Company and by the consolidated companies.

	December 31st, 2002		December 31st, 2001	
	Compsensation for the office	Total compensation collected	Compensation for the office	Total compensation collected
Directors	3,134	4,348	3,873	5,503
Statutory Auditors	312	312	287	287
Total	**3,446**	**4,660**	**4,160**	**5,790**

The Chairman
of the Board of Directors

Luca Garavoglia

Enclosures to the consolidated financial statements as of December 31st, 2002

1. List of Equity Shares
2. Reclassified consolidated financial statements
   - Balance sheet
   - Income statement
3. Cash flow statement

List of equity shares

Pursuant to Consob resolution n. 11971 of May 14th, 1999, Section 126

Parent company

Name, location, activity	Capital as of December 31st, 2002 Currency	Amount
Davide Campari-Milano S.p.A.		
Holding and production company – Milan	€	29,040,000

Subsidiary companies consolidated with the global integration method

Name, location, activity	Capital as of December 31st, 2002 Currency	Amount	% owned by the Parent Company Direct	Indirect	Direct shareholder entity
Italy					
Campari Italia S.p.A. (*)					
Trading company – Milan	€	1,220,076		100.00	Campari-Crodo S.p.A.
Campari-Crodo S.p.A.					
Holding and production company – Milan	€	61,000,000		100.00	DI.CI.E. Holding B.V.
Francesco Cinzano & C.ia S.p.A.					
Trading company – Milan	€	1,200,000		100.00	Campari-Crodo S.p.A.
Sella & Mosca S.p.A.					
Production and trading company – Alghero	€	13,838,916		77.62	Zedda Piras S.p.A.
S.A.M.O. S.p.A.					
Trading company – Milan	€	104,000		100.00	Campari-Crodo S.p.A.
Zedda Piras S.p.A.					
Production and trading company Cagliari (operating location: Alghero)	€	3,276,000		100.00	Campari-Crodo S.p.A.
Europe					
Campari Deutschland GmbH					
Trading company – Munich (D)	€	5,200,000		100.00	DI.CI.E. Holding B.V.
Campari Finance Teoranta					
Financial company – Dublin (I)	€	1,000,000	100.00		
Campari France S.A.					
Production company – Nanterre (F)	€	2,300,000		100.00	DI.CI.E. Holding B.V.
Campari International S.A.M.					
Trading company – Monaco (MC)	€	155,000		100.00	DI.CI.E. Holding B.V.
Campari Schweiz A.G.					
Trading company – Zug (CH)	CHF	2,000,000	100.00		
DI.CI.E. Holding B.V.					
Holding company – Amsterdam (NL)	€	15,015,000	100.00		
Lacedaemon Holding B.V.					
Holding company – Amsterdam (NL)	€	10,465,000		100.00	Campari Schweiz A.G.
N. Kaloyannis Bros. A.E.B.E.					
Trading company – Argiropoulis, Attika (GR)	€	325,500		75.00	O-Dodeca B.V.
O-Dodeca B.V.					
Holding company – Amsterdam (NL)	€	2,000,000		75.00	Lacedaemon Holding B.V.
Prolera LDA					
Service company – Funchal (P)	€	5,000	100.00		
Sovinac S.A.					
Real estate company – Brussels (B)	€	613,600		100.00	Lacedaemon Holding B.V.

(*) Campari S.p.A. changed its name to Campari Italia S.p.A. with the resolution passed at the Shareholders' Meeting of 5 December 2002

Subsidiary companies consolidated with the global integration (continued)

Name, location, activity	Capital as of December 31st, 2002 Currency	Amount	% owned by the Parent Company Direct	Indirect	Direct shareholder entity
Americas					
Campari do Brasil Ltda.					
Production and trading company					
Barueri (Brasile)	BRC	243,202,100	100.00		
Gregson's S.A.					
Trademark holder company – Montevideo (Uruguay)	UYP	175,000		100.00	Campari do Brasil Ltda.
Redfire, Inc.					
Holding company – Wilmington, Delaware (USA)	US$	115,450,000	100.00		
Skyy Spirits, LLC					
Trading company					
Wilmington (USA) (operating location, San Francisco)	US$	15,348,729		58.90	Redfire, Inc.

Other interests

Name, location, activity	Capital as of December 31st, 2002 Currency	Amount	% owned by the Parent Company Direct	Indirect	Direct shareholder entity	Book value € thousands	Evaluation criteriom
Qingdao Sella & Mosca Winery Co. Ltd.							
Production and trading company							
Qingdao (China)	US$	3,000,000		72.71	Sella & Mosca S.p.A.	2.119	Equity
Société civile du Domaine de la Margue							
Production and trading company							
Saint Gilles (F)	€	4,793,184		77.62	Sella & Mosca S.p.A.	5.759	Equity
Associated companies							
Fior Brands Ltd.							
Trading company – Stirling (Scotland)	GBP	100		50.00	DI.CI.E. Holding B.V.	0	Equity
International Marques V.o.f.							
Trading company – Harleem (NL)	€	210,000		33.33	DI.CI.E. Holding B.V.	249	Equity
M.C.S. S.c.a.r.l.							
Trading company – Brussels (B)	€	464,808		33.33	DI.CI.E. Holding B.V.	261	Equity
Longhi & Associati S.r.l.							
Service company – Milan	€	10,400		40.00	Lacedaemon Holding B.V.	108	Equity
Alghero Agroalimentare							
Consortium company – Alghero	€	10,329		25.00	Sella & Mosca S.p.A.	3	Cost

Reclassified balance sheet

	€ thousands	
	December 31st, 2002	December 31st, 2001
Assets		
Current assets		
Cash and banks	103,480	177,766
Marketable securities	4,235	46,370
Financial receivables, short term portion	246	337
Receivables from customers, net of write-down reserves and year-end bonuses (*)	132,887	108,270
Receivables from associated companies	6,337	2,500
Advances to suppliers	9,578	7,776
Receivables from tax authorities	12,788	5,769
Prepaid taxes	10,152	6,584
Inventories	94,860	64,368
Other current assets, net of write-down reserves	9,892	6,803
Total current assets	**384,455**	**426,543**
Net tangible fixed assets	144,238	91,004
Goodwill, net of depreciation	437,260	152,580
Other intangible fixed assets, net of depreciation	15,980	18,343
Equity investments	8,674	18,762
Financial receivables, net of current portion	2,018	2,299
Other assets	1,521	1,221
Own shares	31,000	31,000
Total non current assets	**640,691**	**315,209**
Total assets	**1,025,146**	**741,752**
Liabilities and Shareholders' Equity		
Current liabilities		
Payables due to banks	120,107	112,285
Real estate lease, current portion	2,024	1,787
Payables due to suppliers	134,285	86,670
Payables to associated companies	1,216	1,488
Advances from customers	130	34
Commissions payable	1,591	881
Income taxes	5,509	5,850
Payables due to tax authorities	15,834	16,690
Social security contributions	4,405	2,693
Employees	6,193	4,412
Deposits from customers for packages	6,748	6,763
Other current liabilities	12,017	5,180
Total current liabilities	**310,059**	**244,733**
Employees' leaving indemnity – Italy	13,137	10,854
Non current payables to banks	4,923	–
Real estate lease, less current portion	11,361	13,455
Other non current payables	164,741	1,209
Non current payables due to the tax authorities	5,143	24,797
Deferred taxes	9,566	6,072
Other non current liabilities	17,326	7,998
Minority interests	9,984	2,297
Total non current liabilities	**236,181**	**66,682**
Shareholders' equity		
Share capital	29,040	29,040
Reserves	449,866	401,297
Total Shareholders' equity	**478,906**	**430,337**
Total liabilities and Shareholders' equity	**1,025,146**	**741,752**

(*) With respect to the accounts as filed until December 31st, 2001, receivables from customers are now expressed net of year-end bonuses, previously classified in the entries "Payables to suppliers" and "Other payables"; for greater data consistency, data as of December 31st, 2001 were correspondingly reclassified.

Reclassified income statement

€ thousands	December 31st, 2002	December 31st, 2001
Net sales	**660,615**	**494,271**
Cost of materials	(230,379)	(170,049)
Costs of production	(45,940)	(41,483)
Total cost of goods sold	(276,319)	(211,532)
Gross margin	**384,296**	**282,739**
Advertising and promotion	(130,812)	(91,282)
Sale and distribution costs	(72,673)	(54,960)
Trading profit	**180,811**	**136,497**
General and administrative expenses	(43,348)	(31,554)
Other operating revenues	5,779	723
Goodwill and trademark amortisation	(27,766)	(11,446)
Operating income (EBIT) before non recurring costs	**115,476**	**94,220**
Non recurring costs	(809)	(5,575)
Operating income (EBIT)	**114,667**	**88,645**
Net financial income (expenses)	(6,076)	3,153
Income (losses) on net exchange rates	8,163	(3,872)
Other non operating income (expenses)	6,673	6,066
Income before taxes	**123,427**	**93,992**
Minority interests	(15,840)	9
Group's Income before taxes	**107,588**	**94,001**
Taxes	(20,919)	(30,595)
Group's net income	**86,669**	**63,406**
EBITDA before non recurring costs	**160,766**	**120,046**
EBITDA	**159,957**	**114,470**
EBITA before non recurring costs	**143,242**	**105,666**
EBITA	**142,433**	**100,091**

Cash flow statement

	€ thousands	
	December 31st, 2002	December 31st, 2001
Cash flow from operating activities		
Net income for the period	**86,669**	**63,406**
Depreciation and amortisation	45,290	25,825
Deferred taxes	(6,222)	5,469
Gains on sale of fixed assets	(5,676)	(4,266)
Provision for employees' leaving indemnity	1,678	1,434
Other non cash items	(5,698)	6,447
Payment of employees' leaving indemnity	(1,119)	(3,061)
	28,253	*31,848*
Change in operating assets and liabilities		
– receivables from customers [1]	(4,177)	(21,738)
– inventories	(20,653)	(6,565)
– payables to suppliers [2]	21,607	19,208
	(3,223)	*(9,095)*
– Exchange rate effect on working capital items [3]	23,408	4,085
– Taxes	(8,594)	210
– Other, net	(10,428)	(2,194)
Net cash flow generated (absorbed) by operating activities	**116,085**	**88,260**
Cash flow from investing activities		
Acquisition of tangible fixed assets	(56,191)	(12,515)
Change in payables to suppliers for fixed assets (Novi Ligure)	17,020	0
Income from disposals of tangible fixed assets	8,793	7,816
Acquisition of intangible fixed assets	(2,005)	(2,311)
Acquisition of new subsidiaries, net of cash acquired [4]	(357,984)	(112,595)
Net change in equity investments	1,305	(2,719)
Acquisition of own shares	0	(31,000)
Net change in marketable securities	42,135	2,538
Change in financial receivables	544	3,016
Change in minority interests	1,685	6
Net cash flow generated (absorbed) by investing activities	**(344,698)**	**(147,764)**
Cash flow from financing activities		
Payment of lease instalments	(1,857)	(1,646)
Net change in short-term bank borrowings	7,822	98,085
Other short term financial payables	3,349	0
Issue of senior guaranteed notes (private placement)	163,116	0
Other mid – long term financial payables	5,339	0
Dividends	(24,675)	(25,496)
Net cash flow generated (absorbed) by financial activities	**153,094**	**70,943**
Exchange rate differences and other movements	1,233	(1,405)
Net increase (decrease) in cash and banks	**(74,286)**	**10,034**
Cash and banks at beginning of fiscal year	177,766	167,732
Cash and banks at end of period [5]	**103,480**	**177,766**

(1) The change in receivables from customers in the cash flow as of December 31st, 2002 is net of payables to customers for year-end bonuses.

(2) The change in payables to suppliers as of December 31st, 2002 does not include payables to suppliers pertaining to the Novi Ligure investment, reclassified in cash flows from investment activities.

(3) The 'Exchange rate effect on working capital' entry accounts for changes due to the difference between the exchange rates at the start and at the end of the year for the Brazilian Real and, for 2002 only, for the US$, with respect to the above changes to receivables from customers, inventories and payables to suppliers.

(4) As of December 31st, 2002, this entry refers to the acquisition of Skyy Spirits, LLC for € 264.6 million and to the acquisition of the Zedda Piras group for € 93.4 million.

(5) A reconciliation between the cash position and the Group's net financial position at year end is provided in the explanatory note under the Liquid funds section.

Auditor's report



Reconta Ernst & Young S.p.A.
Via Torino, 68
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

AUDITORS' REPORT

pursuant to article 156 of Legislative Decree of February 24, 1998, n. 58

(Translation from the original Italian text)

To the Shareholders
of Davide Campari – Milano S.p.A.

1. We have audited the consolidated financial statements of Davide Campari -Milano S.p.A. as of and for the year ended December 31, 2002. These consolidated financial statements are the responsibility of the Davide Campari – Milano S.p.A.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB (the Italian Stock Exchange Regulatory Agency). In accordance with such standards and procedures we planned and performed our audit to obtain the information necessary in order to determine whether the consolidated financial statements are materially misstated and if such consolidated financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, as well as assessing the appropriateness of the accounting principles applied and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion. The financial statements of one subsidiary, which represents approximately 2% of the consolidated assets and 11% of the consolidated net sales, have been examined by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to the data relating to this subsidiary, is based also on the report of the other auditors.

   For our opinion on the consolidated financial statements of the prior year, which are presented for comparative purposes as required by the law, reference should be made to our report dated April 10, 2002.

3. In our opinion, the consolidated financial statements of Davide Campari – Milano S.p.A. comply with the Italian regulations governing financial statements; accordingly, they clearly present and give a true and fair view of the consolidated financial position of Davide Campari – Milano S.p.A. as of December 31, 2002, and the consolidated results of its operations for the year then ended.

Milan, April 9, 2003

Reconta Ernst & Young S.p.A.
signed by: Pellegrino Libroia
(partner)

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.111.000,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

Board of Statutory Auditors' report

DAVIDE CAMPARI MILANO S.p.A.

With registered office in via Filippo Turati, 27 - MILAN, ITALY

Share Capital 29,040,000 Euro

Taxpayer ID Number - Register of Companies 06672120158 - REA n. 1112227

Report of the Board of Auditors to the Group's consolidated financial statements as of 31 December 2002 pursuant to Article 41 of Law Decree 9 April 1991, no. 127

****

To the shareholders of the Parent Company Davide Campari Milano S.p.A.

Within the scope of our tasks we audited, pursuant to Art. 41 of Law Decree 127/91, the consolidated financial statements of the Davide Campari Milano S.p.A. Group as of 31 December 2002 which closes with a net income of Euro 86,669 thousand, total assets of Euro 1,037,688 thousand, shareholders' equity of Euro 478,906 thousand, memorandum accounts for an amount of Euro 59,334 thousand and the Group's Directors' Report.

A) Audit of the Consolidated Financial Statements

1. Our review was conducted in compliance with the principles of behaviour of the Board of Auditors, indicated by the National Councils of Accountants (*Consigli Nazionali dei Dottori Commercialisti e Ragionieri*), and in accordance with such principles, we referred to the laws governing consolidated financial statements, as interpreted and complemented by the proper accounting principles set out by the aforementioned National Councils.

2. The financial statements of the subsidiary companies were subjected to accounting audits by the Audit company as well as by their respective Board

of Auditors for Italian consolidated companies, and the Board has viewed the reports.

The Board agrees with the reasons for conducting the consolidation according to the equity method instead of the integral method for the two affiliates of Sella e Mosca S.p.A.: Quingdao Sella and Mosca Winey Co. Ltd and Société Civile du Domaine de La Margue.

For all these financial statements, therefore, no direct audit was conducted because it is the responsibility of the individual oversight bodies.

3. We viewed the preventive confirmation letter issued by Reconta Ernst Young, the audit company entrusted with auditing the consolidated financial statements, and no observations emerge therefrom.

4. The consolidation area has been considered, the consolidation principles were examined and the congruity of the evaluation criteria applied was verified.

5. The examined documentation and the information obtained do not indicate any deviations from the laws that govern consolidated financial statements, complemented by the accounting principles identified above and by the rules of behaviour of the Board of Auditors.

6. In our judgement, the aforementioned consolidated financial statements as a whole correctly express the financial situation and the income statement of the Davide Campari Milano S.p.A. group for the year closed 31 December 2002, in accordance with the rules that govern the consolidated financial statements mentioned in item a) 1.

B) <u>Review of Directors' Report</u>

1. The Directors' Report, which accompanies the consolidated financial

statements, was reviewed by the Board to verify its compliance with the content set out by Art. 40 of Law Decree 127/91 and ascertain its consistency with the consolidated financial statements as prescribed by Art. 41 of Law Decree 127/91.

2. On the basis of said review, the Board deems the Directors' Report on the operations of the Group to be correct and consistent with the consolidated financial statements.

Milan, 8 April 2003

<u>THE AUDITORS</u>

Avv. Umberto Tracanella

Avv. Marco Di Paco

Doctor Antonio Ortolani

Financial statements of the Parent Company Davide Campari-Milano S.p.A.

Balance sheet

Assets	€ December 31st, 2002	December 31st, 2001
A) Amounts due from shareholders	0	0
B) Fixed assets		
I. Intangible		
3) Industrial patents and intellectual property rights	298,707	469,453
6) Intangible assets in progress and advances to suppliers	7,000	353,868
7) Other intangible fixed assets	1,949,322	2,061,396
Total intangible fixed assets	2,255,029	2,884,717
II. Tangible fixed assets		
1) Land and buildings	6,413,334	7,092,372
2) Plant and machinery	5,951,713	5,030,435
3) Industrial and commercial equipment	281,445	224,387
4) Other tangible fixed assets	1,499,905	1,645,306
5) Intangible assets in progress and advances	140,169	1,112,914
Total tangible fixed assets	14,286,566	15,105,414
III. Financial fixed assets		
1) Equity investments in:	439,501,890	322,564,765
a) subsidiary companies	439,435,973	322,498,848
d) othe companies	65,917	65,917
2) Receivables	362,843	407,569
d) From other companies	362,843	407,569
– after 12 months	362,843	407,569
4) Own shares	31,000,000	31,000,000
Total financial fixed assets	470,864,733	353,972,334
Total fixed assets	**487,406,328**	**371,962,465**
C) Current assets		
I. Inventories		
1) Raw, ancillary and consumable materials	4,980,862	5,016,428
2) Work in progress and semi-finished products	1,677,058	1,829,862
4) Finished products and goods for resale	1,524,249	2,238,108
Total inventories	8,182,169	9,084,398
II. Receivables		
1) From customers	0	153
– within 12 months	0	153
2) Due from subsidiary companies	50,470,321	17,102,423
– within 12 months	50,470,321	17,102,423
3) Due from associated companies	106	400
– within 12 months	106	400
5) Due from other companies	7,036,728	3,428,402
– within 12 months	7,012,294	3,389,525
– after 12 months	24,434	38,877
Total receivables	57,507,155	20,531,378
III. Financial assets not held as fixed assets	0	0
IV. Liquid funds		
1) Bank and postal deposits	1,028,733	523,779
3) Cash and liquidity	3,536	3,179
Total liquid funds	1,032,269	526,958
Total current funds	66,721,593	30,142,734
D) Accrued income and prepaid expenses		
2) Sundry	3,364,037	4,333,305
Total accrued income and prepaid expenses	3,364,037	4,333,305
Total assets	557,491,958	406,438,504

Liabilities	December 31st, 2002	December 31st, 2001
A) Shareholders' equity		
I. Share capital	29,040,000	29,040,000
II. Share overprice reserve	0	0
III. Revaluation reserves	0	0
IV. Legal reserve	5,808,000	5,808,000
V. Reserve for own shares in portfolio	31,000,000	31,000,000
VI. Mandatory reserves	0	0
VII. Other reserves:	18,069,376	17,375,915
– Extraordinary reserve	7,981,689	7,981,689
– Reserve for interest transf. as per Law 544/92	3,041,357	3,041,357
– Merger residual	5,686,681	5,686,681
– Prepaid amortisation reserve	1,354,460	666,188
– Taxed prepaid amortisation reserve	5,189	0
VIII. Income (losses) carried forward	130,402,721	123,360,643
IX. Income (loss) for the period	134,269,966	32,410,739
Total shareholders' equity	**348,590,063**	**238,995,297**
B) Reserves for risks and charges		
2) For taxes	795,125	18,335,742
a) taxes	0	17,043,078
b) deferred taxes	795,125	1,292,664
3) Other risks and charges	5,550,671	50,000
Total reserves for risks and charges	**6,345,796**	**18,385,742**
C) Employees' leaving indemnity	**5,450,244**	**5,200,239**
D) Payables		
3) Payables due to banks	118,434,569	103,554,911
– within 12 months	118,434,569	103,554,911
5) Advance payments	0	161,651
– within 12 months	0	161,651
6) Payables due to suppliers	7,553,981	8,633,383
– within 12 months	7,553,981	8,633,383
8) Payables due to subsidiary companies	64,231,211	24,554,658
– within 12 months	64,231,211	24,554,658
9) Payables due to associated companies	471	0
– within 12 months	471	0
10) Payables due to parent companies	1,504	0
– within 12 months	1,504	0
11) Payables due to tax authorities	4,288,732	3,599,689
– within 12 months	4,288,732	3,599,689
12) Payables due to social security institutions	959,700	881,444
– within 12 months	959,700	881,444
13) Other payables	1,498,427	2,431,018
– within 12 months	1,498,427	2,431,018
Total payables	196,968,595	143,816,754
E) Accrued expenses and deferred income		
2) Sundry	137,260	40,472
Total accrued expenses and deferred income	**137,260**	**40,472**
Total liabilities	**557,491,958**	**406,438,504**
Memorandum Accounts		
2) Improper pledge system		
Pledges to other companies	9,800,955	12,816,634
Guarantees received	387	2,970
Guarantees give	173,543,203	10,232,041
Total improper pledge system	**183,344,545**	**23,051,645**
Total memorandum accounts	**183,344,545**	**23,051,645**

Amounts in €.

Income statement

	€	
	December 31st, 2002	December 31st, 2001
A) Value of production		
1) Revenues from sales and services	84,444,221	82,091,768
2) Change in work in progress, semi-finished and finished products	-866,662	175,671
5) Other income and revenues	19,265,176	17,717,454
Total value of production	**102,842,735**	**99,984,893**
B) Production costs		
6) Raw, ancillary and consumable materials and goods for resale	53,298,345	51,287,050
7) Services	10,707,111	19,429,603
8) Rental and lease charges	4,071,159	4,056,451
9) Personnel	15,445,697	15,211,299
a) Wages and salaries	10,744,670	10,257,970
b) Social security contributions	3,485,147	3,355,871
c) Employees' leaving indemnity	725,176	709,176
e) Other costs	490,704	888,282
10) Amortisation and depreciation	4,011,990	3,963,788
a) Intangible fixed assets amortisation	1,737,839	1,983,775
b) Tangible fixed assets depreciation	2,274,151	1,980,013
11) Changes in inventories of raw, ancillary and consumable materials	35,567	521,918
12) Provision for risks	362,111	134,557
14) Other provisions	888,067	1,277,987
Total production costs	**88,820,047**	**95,882,653**
Difference between value and cost of production (A – B)	**14,022,688**	**4,102,240**
C) Financial income and expenses		
15) Income from equity investments	106,519,245	30,004,665
– from subsidiary companies	106,513,909	30,000,000
– other companies	5,336	4,665
16) Other financial income	3,815,713	1,882,263
d) income differing from previous	3,815,713	1,882,263
– from subsidiary companies	1,122,978	851,661
– other companies	2,692,735	1,030,602
17) Interest and financial expenses	6,464,140	7,997,696
– from subsidiary companies	2,247,365	1,699,175
– other companies	4,216,775	6,298,521
Total financial income and expenses (15 + 16 – 17)	**103,870,818**	**23,889,232**
D) Adjustments to the value of financial assets	**0**	**0**
E) Extraordinary income and expenses		
20) Extraordinary income	23,150,448	7,515,919
– Gains on disposal of fixed assets	480,676	3,633,892
– Other extraordinary income	22,669,772	3,882,027
21) Extraordinary expenses	5,400,649	372,921
– Losses on disposal of fixed assets	4,085	0
– Other extraordinary expenses	5,396,564	372,921
Total of extraordinary accounts (20 – 21)	**17,749,799**	**7,142,998**
Income before taxes (A - B +/– C +/– D +/– E)	**135,643,305**	**35,134,470**
22) Income taxes for the period	1,373,339	2,723,731
– Current	2,399,108	1,836,345
– Deferred taxes	258,987	279,118
– Prepaid taxes	-1,284,756	608,268
23) NET INCOME	134,269,966	32,410,739